    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 1999

                                                      REGISTRATION NO. 333-28833
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 6
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                             QUICKLOGIC CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3674                  77-0188504
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                               Number)

                               1277 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 990-4000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 E. THOMAS HART
                            CHIEF EXECUTIVE OFFICER
                             QUICKLOGIC CORPORATION
                               1277 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 990-4000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

        LARRY W. SONSINI, ESQ.                  GEOFFREY P. LEONARD, ESQ.
         AARON J. ALTER, ESQ.                     SCOTT D. ELLIOTT, ESQ.
         DAVID J. SAUL, ESQ.                         JEFF BROWN, ESQ.
   WILSON SONSINI GOODRICH & ROSATI         ORRICK, HERRINGTON & SUTCLIFFE LLP
       PROFESSIONAL CORPORATION                      1020 MARSH ROAD
          650 PAGE MILL ROAD                   MENLO PARK, CALIFORNIA 94025
     PALO ALTO, CALIFORNIA 94304                      (650) 614-7400
            (650) 493-9300

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER 12, 1999


                                     [LOGO]

                                6,667,000 SHARES
                                  COMMON STOCK

    QuickLogic is offering 3,333,500 shares of its common stock and the selling stockholder is selling 3,333,500 shares of QuickLogic common stock. This is our initial public offering and no public market currently exists for our shares. We have filed for approval for quotation on the Nasdaq National Market under the symbol "QUIK." We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.

                            ------------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                                                PER SHARE        TOTAL
                                                                                ---------------  ---------------
Public Offering Price.........................................................  $                $
Underwriting Discounts and Commissions........................................  $                $
Proceeds to QuickLogic........................................................  $                $
Proceeds to the Selling Stockholder...........................................  $                $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    QuickLogic and the selling stockholder have granted the underwriters a 30-day option to purchase up to an additional 1,000,050 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver
the shares of common stock to purchasers on          , 1999.

                            ------------------------

BANCBOSTON ROBERTSON STEPHENS

              BEAR, STEARNS & CO. INC.

                             SOUNDVIEW TECHNOLOGY GROUP

               THE DATE OF THIS PROSPECTUS IS             , 1999.

                                     EDGAR
                              ARTWORK DESCRIPTIONS

                            ------------------------

                                Outside gatefold

                        [Images of QuickLogic products]

                               [QuickLogic logo]

BEYOND PROGRAMMABLE LOGIC

QuickLogic's user-configurable FPGA and ESP semiconductors are used to implement logic in complex, high-performance electronic systems in data and telecommunications, video, graphics, and imaging, instrumentation and test, computing and military applications.

Our technology enables the manufacturers of these systems to get to market quickly with products that have the best possible features and performance.

                               [QuickLogic logo]
                                    gatefold


[Image of QuickLogic products pointing to and describing the QuickLogic product application in the following customer end-use products: Military aircraft, notebook computer, fiber optic transmission device, handheld computer, electronic projector and network server]


WITH PROGRAMMABLE SILICON ONE CHIP CAN SERVE MANY APPLICATIONS

QuickLogic's FPGA and ESP products feature a unique combination of high performance, reliability, and security along with low power consumption and short development times. As a result, a number of leading companies in a broad range of industries use QuickLogic devices in their systems, including the following:

DATA AND TELECOMMUNICATIONS

Alcatel, Ericcson, IBM, NEC, and Philips

VIDEO/AUDIO, GRAPHICS AND IMAGING

Digidesign, Eastman Kodak, Honeywell, Mitsubishi, NEC, Sony, and Texas
Instruments

INSTRUMENTATION AND TEST

ABB, LTX, National Instruments, Teradyne, and Toshiba

ENTERPRISE AND PERSONAL COMPUTING

Compaq Computer, IBM, and Mitsubishi

MILITARY SYSTEMS

B.F. Goodrich, DY-4, Hamilton Standard, Hughes Aircraft, McDonnell Douglas, and Raytheon

The above products represent end applications for QuickLogic chips.

                           EDGAR GRAPHIC DESCRIPTION

                               INSIDE BACK COVER


         [Image of QuickLogic ESP device, projecting to a circuitboard]


QUICKLOGIC--PROGRAMMABLE LOGIC WITH THE POWER TO REPLACE MANY DEVICES

QuickLogic's ESP devices integrate standard functions along with high performance embedded memory and programmable logic. This "system-on-a-chip" approach allows a single ESP device to replace the function of many different devices--reducing the cost and development time of a system and increasing its performance, functionality and reliability.

                               [QuickLogic logo]

Embedded Standard Products ... a generation ahead

W W W . Q U I C K L O G I C . C O M

                           EDGAR GRAPHIC DESCRIPTION

                                      OBC

                               [QuickLogic LOGO]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "QUICKLOGIC," "WE," "OUR" AND "US" REFER TO QUICKLOGIC CORPORATION.

    UNTIL       , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           7
Use of Proceeds............................................................................................          18
Dividend Policy............................................................................................          18
Cautionary Statement Regarding Forward-Looking Statements..................................................          18
Capitalization.............................................................................................          19
Dilution...................................................................................................          20
Selected Consolidated Financial Data.......................................................................          21
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          22
Business...................................................................................................          31
Management.................................................................................................          44
Certain Transactions.......................................................................................          53
Principal and Selling Stockholders.........................................................................          55
Description of Capital Stock...............................................................................          58
Shares Eligible for Future Sale............................................................................          61
Underwriting...............................................................................................          62
Legal Matters..............................................................................................          64
Experts....................................................................................................          64
Where You Can Find Additional Information..................................................................          64
Index to Consolidated Financial Statements.................................................................         F-1


                            ------------------------

    We have registered the trademarks QUICKLOGIC and its logo, VIALINK, PASIC, QUICKWORKS and DESKFAB. We have trademarks pending for QuickPCI and QuickRAM. QuickTOOLS, QuickPRO and WebASIC are trademarks of QuickLogic Corporation. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.

                               PROSPECTUS SUMMARY


    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THE OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY. EXCEPT AS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS ASSUMES THE CONVERSION OF EACH OUTSTANDING SHARE OF CONVERTIBLE PREFERRED STOCK INTO ONE SHARE OF COMMON STOCK AND ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. INFORMATION CONTAINED IN THIS PROSPECTUS REFLECTS A ONE-FOR-SIX STOCK SPLIT EFFECTED UPON OUR REINCORPORATION IN THE STATE OF DELAWARE.


                                  OUR COMPANY

    QuickLogic develops, markets and supports advanced field programmable gate array semiconductors, or FPGAs, and associated software tools. In addition to our FPGAs, we have pioneered the development of embedded standard products, or ESPs. Our ESPs combine the flexibility and time-to-market advantages of our FPGAs with the predictability and high performance of standard semiconductor products, thereby enabling our customers to integrate increased amounts of functionality on a single semiconductor device. Our FPGA and ESP products target complex, high-performance systems in rapidly changing markets, including telecommunications and data communications; video/ audio, graphics and imaging; instrumentation and test; high-performance computing; and military systems.

    Competitive pressures are forcing manufacturers of electronic systems to rapidly bring to market products with improved functionality, higher performance and greater reliability, all at lower cost. Providers of systems requiring high-speed data transmission and processing face some of the most intense time-to-market pressures in the technology industry. These market forces have driven the evolution of logic semiconductors which are used in complex electronic systems to coordinate the functions of other semiconductors. Programmable Logic Devices, or PLDs, are logic semiconductors which provide systems designers with the flexibility to implement designs after the wafer manufacturing process is completed. FPGAs are types of PLDs used for complex functions. We believe that our FPGAs offer higher performance and greater flexibility at lower overall systems cost than competing FPGA solutions. According to Cahners In-Stat Group, the projected total market size for high-complexity programmable logic devices in 1999 is approximately $2.1 billion, of which FPGAs are estimated to account for $1.1 billion. For the first six months of 1999, our FPGA sales totaled approximately $17.0 million.

    We have leveraged our unique FPGA technology, which delivers the advantages offered by both FPGAs and application specific standard products in a single chip solution, a "system-on-a-chip." These ESPs link blocks of user-configurable standard functions with field programmable logic through a high-performance interface. We believe ESPs offer the following specific advantages over chip-set solutions:

       - increased performance,

       - decreased cost,

       - increased reliability, and

       - shorter development time.

We have introduced our first two ESP product lines, the QuickRAM and QuickPCI families. According to Cahners In-Stat Group, the total ESP market size in 1998 was $13.8 million, and is projected to increase to $43.9 million in 1999. For the first six months of 1999, our ESP sales totaled approximately $1.5 million.

    Our objective is to be the leading provider of high-speed, flexible, cost-effective FPGAs and ESPs. We feel we can achieve this objective by offering systems manufacturers the ability to accelerate design cycles to satisfy demanding time-to-market requirements. We believe we will meet our objective by:

       - continuing to invest in the development of FPGA and ESP technologies;

       - capitalizing on cross-selling opportunities between our FPGA and ESP products;

       - broadening our ESP product lines;

       - creating innovative, industry-leading customer services; and

       - targeting high-performance, rapidly changing markets.


    We were incorporated in California in April 1988 and changed our name in February 1991 to QuickLogic Corporation. We reincorporated into the State of Delaware in October 1999. The address of our corporate headquarters is 1277 Orleans Drive, Sunnyvale, California 94089. Our telephone number is (408) 990-4000. Our web site is located at http://www.quicklogic.com. Information contained on our web site and web sites linked to our web site are not a part of this prospectus.


                            ------------------------

                                  THE OFFERING


Common stock offered by
  QuickLogic......................  3,333,500 shares

Common stock offered by the
  selling stockholder.............  3,333,500 shares

Common stock to be outstanding
  after the offering..............  17,642,570 shares

Use of proceeds...................  For general corporate purposes and for payment of an outstanding settlement obligation. See "Use of
                                    Proceeds."

Proposed Nasdaq National Market
  symbol..........................  QUIK



The table set forth above is based on shares of common stock outstanding as of September 30, 1999. This table excludes:



    - 2,994,261 shares issuable upon exercise of outstanding options under our 1989 stock option plan at a weighted average exercise price of $4.22 per share;



    - 5,736,828 shares reserved for issuance under our stock plans; and



    - 2,000,000 shares reserved for issuance under our 1999 employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

                                                                                                SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,             JUNE 30,
                                                            --------------------------------  --------------------
                                                              1996        1997       1998       1998       1999
                                                            ---------  ----------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue...................................................  $  23,758  $   28,460  $  30,007  $  14,078  $  18,425
Gross profit..............................................     12,600      11,605     15,704      7,275     10,467
  Contract termination and legal..........................      4,125      28,309         --         --         --
Net operating income (loss)...............................     (3,897)    (33,920)        42       (305)       900
Net income (loss).........................................     (3,597)    (33,648)       245       (189)       987
Net income (loss) per share:
  Basic...................................................  $   (4.66) $   (10.41) $    0.06  $   (0.05) $    0.23
  Diluted.................................................  $   (4.66) $   (10.41) $    0.02  $   (0.05) $    0.07

                                                                                                JUNE 30, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
BALANCE SHEET DATA:
Cash......................................................................................  $   8,185   $  29,086
Working capital (deficit).................................................................     (2,742)     24,159
Total assets..............................................................................     19,406      40,307
Long-term obligations.....................................................................        161         161
Stockholders' equity......................................................................        302      27,203

    See note 2 of notes to financial statements for an explanation of the determination of the number of shares used in computing per share data.

    "As Adjusted" amounts have been adjusted to give effect to receipt of the net proceeds from the sale of the 3,333,500 shares of common stock offered by us at an assumed price of $9.00 per share, after deducting the underwriting discount, estimated offering expenses and payment of an outstanding settlement obligation. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE PURCHASING THE COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY HARMED, AND OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

OUR FUTURE OPERATING RESULTS ARE LIKELY TO FLUCTUATE AND THEREFORE MAY FAIL TO
  MEET EXPECTATIONS WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

    Our operating results have varied widely in the past and are likely to do so in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fail to meet our expectations for a number of reasons, including those set forth in these risk factors. Any failure to meet expectations could cause our stock price to significantly fluctuate or decline.

    Factors that could cause our operating results to fluctuate that relate to our internal operations include:

       - the need for continual, rapid new product introductions;

       - changes in our product mix; and

       - our inability to adjust our fixed costs in the face of any declines in sales.

    Factors that could cause our operating results to fluctuate that depend upon our suppliers and customers include:

       - the timing of significant product orders, order cancellations and reschedulings;

       - the availability of production capacity and fluctuations in the manufacturing yields at the facilities that manufacture our devices; and

       - the cost of raw materials and manufacturing services from our suppliers.

    Factors that could cause our operating results to fluctuate that are industry risks include:

       - intense competitive pricing pressures;

       - introductions of or enhancements to our competitors' products; and

       - the cyclical nature of the semiconductor industry.

Our day-to-day business decisions are made with these factors in mind. Although certain of these factors are out of our immediate control, unless we can anticipate, and be prepared with contingency plans that respond to these factors, we will be unsuccessful in carrying out our business plan.

WE CANNOT ASSURE YOU THAT WE WILL REMAIN PROFITABLE BECAUSE WE HAVE A HISTORY OF
  LOSSES AND HAVE ONLY RECENTLY BECOME PROFITABLE

    We incurred significant losses from our inception in 1988 through 1997. Our accumulated deficit as of June 30, 1999 was $60.2 million. We had net income of $245,000 in 1998. We cannot assure you that we will be profitable in any future periods and you should not rely on the historical growth of our revenue and our recent profitability as any indication of our future operating results or prospects.

IF WE FAIL TO SUCCESSFULLY DEVELOP, INTRODUCE AND SELL NEW PRODUCTS, WE MAY BE
  UNABLE TO COMPETE EFFECTIVELY IN THE FUTURE

    We operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products. Our future success depends on our ability to develop, introduce and successfully market new products, including embedded standard products, or ESPs. We introduced our ESPs in September 1998. To date, we have been selling our ESPs in limited quantities, and revenue from our ESPs has been immaterial. If any of the following occur, our business will be materially harmed:

    - we fail to complete and introduce new product designs in a timely manner;

    - we are unable to have these new products manufactured according to design specifications;

    - our customers do not successfully introduce new systems or products incorporating our products;

    - our sales force and independent distributors do not create adequate demand for our products; or

    - market demand for our new products, such as ESPs, does not develop as anticipated.

WE HAVE ONLY RECENTLY INTRODUCED OUR EMBEDDED STANDARD PRODUCTS; THEREFORE, WE
  CANNOT ACCURATELY PREDICT THEIR FUTURE LEVEL OF ACCEPTANCE BY OUR CUSTOMERS, AND WE MAY NOT BE ABLE TO GENERATE ANTICIPATED REVENUE FROM THESE PRODUCTS

    We have only recently started selling embedded standard products. In the first six months of 1999, ESPs accounted for approximately 4.7% of our revenue. We do not know the extent to which systems manufacturers will purchase or utilize our ESPs. Since we anticipate that ESPs will become an increasingly larger component of our business, their failure to gain acceptance with our customers would materially harm our business. We cannot assure you that our ESPs will be commercially successful or that these products will result in significant additional revenues or improved operating margins in future periods.

IF THE MARKET IN WHICH WE SELL OUR EMBEDDED STANDARD PRODUCTS DOES NOT GROW AS
  WE ANTICIPATE, IT WILL MATERIALLY AND ADVERSELY AFFECT OUR ANTICIPATED REVENUE

    The market for embedded standard products is relatively new and still emerging. If this market does not grow at the rate we anticipate, our business will be materially harmed. One of the reasons that this market might not grow as we anticipate is that many systems manufacturers are not yet fully aware of the benefits provided by embedded standard products, in general, or the benefits of our ESPs, specifically. Additionally, systems manufacturers may use existing technologies other than embedded standard products or yet to be introduced technologies to satisfy their needs. Although we have devoted and intend to continue to devote significant resources promoting market awareness of the benefits of embedded standard products, our efforts may be unsuccessful or insufficient.

WE EXPEND SUBSTANTIAL RESOURCES IN DEVELOPING AND SELLING OUR PRODUCTS, AND WE
  MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUE AS A RESULT OF THESE EFFORTS

    To establish market acceptance of our products, we must dedicate significant resources to research and development, production and sales and marketing. We experience a long delay between the time when we expend these resources and the time when we begin to generate revenue, if any, from these expenditures. Typically, this delay is one year or more. We record as expenses the costs related to the development of new semiconductor products and software as these expenses are incurred. As a result, our profitability from quarter to quarter and from year to year may be materially and adversely affected by the number and timing of our new product introductions in any period and the level of acceptance gained by these products.

OUR CUSTOMERS MAY CANCEL OR CHANGE THEIR PRODUCT PLANS AFTER WE HAVE EXPENDED
  SUBSTANTIAL TIME AND RESOURCES IN THE DESIGN OF THEIR PRODUCTS

    If one of our potential customers cancels, reduces or delays product orders from us or chooses not to release equipment that incorporates our products after we have spent substantial time and resources in designing a product, our business could be materially harmed. Our customers often evaluate our products for six to twelve months or more before designing them into their systems, and they may not commence volume shipments for up to an additional six to twelve months, if at all. During this lengthy sales cycle, our potential customers may also cancel or change their product plans. Even when customers incorporate one or more of our products into their systems, they may ultimately discontinue the shipment of their systems that incorporate our products. Customers whose products achieve high volume production may choose to replace our products with lower cost customized semiconductors.

WE WILL BE UNABLE TO COMPETE EFFECTIVELY IF WE FAIL TO ANTICIPATE PRODUCT
  OPPORTUNITIES BASED UPON EMERGING TECHNOLOGIES AND STANDARDS AND FAIL TO DEVELOP PRODUCTS THAT INCORPORATE THESE TECHNOLOGIES AND STANDARDS

    We may spend significant time and money on research and development to design and develop products around an emerging technology or industry standard. To date, we have introduced only one product family, QuickPCI, that is designed to support a specific industry standard. If an emerging technology or industry standard that we have identified fails to achieve broad market acceptance in our target markets, we may be unable to generate significant revenue from our research and development efforts. Moreover, even if we are able to develop products using adopted standards, our products may not be accepted in our target markets. As a result, our business would be materially harmed.

    We have limited experience in designing and developing products that support industry standards. If systems manufacturers move away from the use of industry standards that we support with our products and adopt alternative standards, we may be unable to design and develop new products that conform to these new standards. The expertise required is unique to each industry standard, and we would have to either hire individuals with the required expertise or acquire such expertise through a licensing arrangement or by other means. The demand for individuals with the necessary expertise to develop a product relating to a particular industry standard is generally high, and we may not be able to hire such individuals. The cost to acquire such expertise through licensing or other means may be high and such arrangements may not be possible in a timely manner, if at all.

WE MAY ENCOUNTER PERIODS OF INDUSTRY-WIDE SEMICONDUCTOR OVERSUPPLY, RESULTING IN
  PRICING PRESSURE AND UNDERUTILIZATION OF MANUFACTURING CAPACITY, AS WELL AS UNDERSUPPLY, RESULTING IN A RISK THAT WE COULD BE UNABLE TO FULFILL OUR CUSTOMERS' REQUIREMENTS

    The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, its products. These fluctuations have resulted in circumstances when supply and demand for the industry's products have been widely out of balance. Our operating results may be materially harmed by industry-wide semiconductor oversupply, which could result in severe pricing pressure and underutilization of our manufacturing capacity. In a market with undersupply, we would have to compete with larger foundry customers for limited manufacturing capacity. In such an environment, we may be unable to have our products manufactured in a timely manner or in quantities necessary to meet our requirements. Since we outsource all of our manufacturing, we are particularly vulnerable to such supply shortages. As a result, we may be unable to fulfill orders and may lose customers. Any future industry-wide oversupply or undersupply of semiconductors would materially harm our business.

NONE OF OUR PRODUCTS IS CURRENTLY MANUFACTURED BY MORE THAN ONE MANUFACTURER,
  WHICH EXPOSES US TO THE RISK OF HAVING TO IDENTIFY AND QUALIFY ONE OR MORE SUBSTITUTE SUPPLIERS


    We depend upon independent third parties to manufacture, assemble and test our semiconductor products. None of our products is currently manufactured by more than one manufacturer. We have contractual arrangements with our two foundry manufacturers of semiconductors, Taiwan Semiconductor Manufacturing Company and Cypress Semiconductor Corporation, to provide us with specified manufacturing capacity. Our assembly and test work is done on a purchase order basis. If we are unable to secure adequate manufacturing capacity from TSMC or Cypress or other suppliers to meet our supply requirements, our business will be materially harmed. Processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities. If our current manufacturing suppliers are unable to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for a substantial majority of our products. Our manufacturers may experience unanticipated events, like the September 1999 Taiwan earthquake, that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all. Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays. In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer. If we fail to satisfy our manufacturing requirements, our business would be materially harmed.


IF WE FAIL TO ADEQUATELY FORECAST DEMAND FOR OUR PRODUCTS, WE MAY INCUR PRODUCT
  SHORTAGES OR EXCESS PRODUCT INVENTORY

    Our agreements with third-party manufacturers require us to provide forecasts of our anticipated manufacturing orders, and place binding manufacturing orders in advance of receiving purchase orders from our customers. This may result in product shortages or excess product inventory because we are not permitted to increase or decrease our rolling forecasts under such agreements. Obtaining additional supply in the face of product shortages may be costly or not possible, especially in the short term. Our failure to adequately forecast demand for our products would materially harm our business.

FLUCTUATIONS IN OUR PRODUCT YIELDS, ESPECIALLY OUR NEW PRODUCTS, MAY INCREASE
  THE COSTS OF OUR MANUFACTURING PROCESS

    Difficulties in the complex semiconductor manufacturing process can render a substantial percentage of semiconductor wafers nonfunctional. We have, in the past, experienced manufacturing runs that have contained substantially reduced or no functioning devices. Varying degrees of these yield reductions occur frequently in our manufacturing process. These yield reductions, which can occur without warning, may result in substantially higher manufacturing costs and inventory shortages to us. We may experience yield problems in the future which may materially harm our business. In addition, yield problems may take a significant period of time to analyze and correct. Our reliance on third party suppliers may extend the period of time required to analyze and correct these problems. As a result, if we are unable to respond rapidly to market demand, our business would suffer.

    Yield reductions frequently occur in connection with the manufacture of newly introduced products. Newly introduced products, such as our QuickPCI family of ESPs, are often more complex and more difficult to produce, increasing the risk of manufacturing-related defects. While we test our products, these products may still contain errors or defects that we find only after we have commenced commercial production. Our customers may not place new orders for our products if the products have reliability problems, which would materially harm our business.

WE MAY BE UNABLE TO GROW OUR BUSINESS IF THE MARKETS IN WHICH OUR CUSTOMERS SELL
  THEIR PRODUCTS DO NOT GROW

    Our success depends in large part on the continued growth of various markets that use our products. Any decline in the demand for our products in the following markets could materially harm our business:

    - telecommunications and data communications;

    - video/audio, graphics and imaging;

    - instrumentation and test;

    - high-performance computing; or

    - military systems.

    Slower growth in any of the other markets in which our products are sold may also materially harm our business. Many of these markets are characterized by rapid technological change and intense competition. As a result, systems sold by our customers that use our products may face severe price competition, become obsolete over a short time period, or fail to gain market acceptance. Any of these occurrences would materially harm our business.

IN ORDER TO REMAIN PROFITABLE, WE WILL NEED TO OFFSET THE GENERAL PATTERN OF
  DECLINES AND FLUCTUATIONS IN THE PRICES OF OUR PRODUCTS

    The average selling prices of our products historically have declined during the products' lives by, on average, approximately 7% per year, and we expect this trend to continue. If we are unable to achieve cost reductions, increase unit demand or introduce new higher-margin products in a timely manner to offset these price declines, our business would be materially harmed.

    In addition, the selling prices for our products fluctuate significantly with real and perceived changes in the balance of supply and demand for our products and comparable products. The growth in the worldwide supply of field programmable gate arrays in recent periods has added to the decrease in the average selling prices for our products. In addition, we expect our competitors to invest in new manufacturing process technologies and achieve significant manufacturing yield improvements in the future. These developments could increase the worldwide supply of field programmable gate arrays and alternate products and create additional downward pressure on pricing. If the worldwide supply of field programmable gate arrays grows faster than the demand for such products in the future, the price for which we can sell such products may decline, which would materially harm our business.

WE DEPEND UPON THIRD PARTY DISTRIBUTORS TO MARKET AND SELL OUR PRODUCTS, AND
  THEY MAY DISCONTINUE SALE OF OUR PRODUCTS, FAIL TO GIVE OUR PRODUCTS PRIORITY OR BE UNABLE TO SUCCESSFULLY MARKET, SELL AND SUPPORT OUR PRODUCTS

    We employ independent, third-party distributors to market and sell a significant portion of our products. During the six months ended June 30, 1999, approximately 85% of our sales were made through our distributors. We rely on four principal distributors to market and sell a majority of our products, particularly in North America. Although we have contracts with our distributors, any of them may terminate their relationship with us on short notice. The loss of one or more of our principal distributors, or our inability to attract new distributors, would materially harm our business. We may lose distributors in the future and we may be unable to recruit additional or replacement distributors. As a result, our future performance will depend in part on our ability to retain our existing distributors and attract new distributors that will be able to market, sell and support our products effectively.

    Many of our distributors, including our principal distributors, market and sell products for other companies, and many of these products may compete directly or indirectly with our products. We generally are not one of the principal suppliers of products to our distributors. If our distributors give higher priority or greater attention to the products of other companies, including products that compete with our products, our business would be materially harmed.

WE MAY BE UNABLE TO ACCURATELY PREDICT QUARTERLY RESULTS IF DISTRIBUTORS ARE
  INACCURATE OR UNTIMELY IN PROVIDING US WITH THEIR RESALE REPORTS, WHICH COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR STOCK

    Since we generally recognize revenue from sales to our distributors only when these distributors make sales to customers, we are highly dependent on the accuracy and timeliness of their resale reports. Inaccurate resale reports contribute to our difficulty in predicting and reporting our quarterly revenue and results of operations, particularly in the last month of the quarter. If we fail to accurately predict our revenue and results of operations on a quarterly basis, our stock price could materially fluctuate. Distributors occasionally increase their inventories of our products in anticipation of growth in the demand for our products. If this growth does not occur, distributors will decrease their orders for our products in subsequent periods, and our business would be materially harmed.

CUSTOMERS MAY CANCEL OR DEFER SIGNIFICANT PURCHASE ORDERS OR OUR DISTRIBUTORS
  MAY RETURN OUR PRODUCTS, WHICH WOULD CAUSE OUR INVENTORY LEVELS TO INCREASE AND OUR REVENUES TO DECLINE

    We sell our products on a purchase order basis through our distributors and direct sales channels, and our distributors or customers may cancel purchase orders at any time with little or no penalty. In addition, our distributor agreements generally permit our distributors to return products to us. Contractually, our distributors are permitted to return up to 10%, by value, of the products they purchase from us every six months. In early 1998, for example, a distributor cancelled a significant purchase order as a result of a customer switching from a product we supply to a competitor's product. The distributor also returned a significant amount of inventory of the product to us, which took approximately 18 months for us to resell. If our customers cancel or defer significant purchase orders or our distributors return our products, our inventories would increase, which would materially harm our business.

MANY SYSTEMS MANUFACTURERS MAY BE UNWILLING TO SWITCH TO OUR PRODUCTS, BECAUSE
  OF THEIR FAMILIARITY WITH THE PRODUCTS OFFERED BY OUR DIRECT COMPETITORS SUCH AS XILINX AND ALTERA, WHICH DOMINATE THE PROGRAMMABLE LOGIC MARKET

    The semiconductor industry is intensely competitive and characterized by:

    - erosion of selling prices over product lives;

    - rapid technological change;

    - short product life cycles; and

    - strong domestic and foreign competition.

    If we are not able to compete successfully in this environment, our business will be materially harmed. A primary cause of this highly competitive environment is the strengths of our competitors. Our industry consists of major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. Our current direct competitors include suppliers of complex programmable logic devices and field programmable gate arrays, such as Xilinx, Altera, Actel, Lattice Semiconductor and Lucent. Xilinx and Altera together have a majority share of the programmable logic market. Many systems manufacturers may be unwilling or unable to switch to our products due to their familiarity with competitors' products or other inhibiting factors.

    We also face competition from companies that offer application specific integrated circuits, which may be obtained at lower costs for higher volumes and typically have greater logic capacity, additional features and higher performance than those of our products. We may also face competition from suppliers of products based on new or emerging technologies, including ESPs. Our inability to successfully compete in any of the following areas could materially harm our business:

    - the development of new products and manufacturing technologies;

    - the quality and price of products and devices;

    - the diversity of product lines; or

    - the cost effectiveness of design, development, manufacturing and marketing efforts.

WE MAY BE UNABLE TO SUCCESSFULLY MANAGE OUR GROWTH IF WE FAIL TO COMPETE
  EFFECTIVELY WITH OTHERS TO ATTRACT AND RETAIN KEY PERSONNEL

    We believe our future success will depend upon our ability to successfully manage our growth, including attracting and retaining engineers and other highly skilled personnel. Our employees are at-will and not subject to employment contracts. Hiring qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees is intense. We have in the past experienced difficulty in recruiting and retaining qualified sales and technical personnel. For example, in the past 12 months, two of our executive officers resigned to pursue other opportunities. Failure to attract and retain personnel, particularly sales and technical personnel, would materially harm our business.

    As we seek to expand our operations, we may also significantly strain our management and financial systems and other resources. We cannot be certain that our systems, procedures, controls and existing space will be adequate to support our operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, AND MAY
  FACE SIGNIFICANT EXPENSES AS A RESULT OF FUTURE LITIGATION


    Protection of intellectual property rights is crucial to our business, since that is how we keep others from copying the innovations which are central to our existing and future products. From time to time, we receive letters alleging patent infringement or inviting us to take a license to other parties' patents. We evaluate these letters on a case-by-case basis. In September 1999, we received an offer to license a patent related to field programmable gate array architecture. It is too early for us to determine whether this license would be necessary or useful and obtainable at a reasonable price. Offers such as these may lead to litigation if we reject the opportunity to obtain the license. We have in the past and may again become involved in litigation relating to alleged infringement by us of others' patents or other intellectual property rights. This kind of litigation is expensive to all parties and consumes large amounts of management's time and attention. For example, we incurred substantial costs associated with the litigation and settlement of our dispute with Actel Corporation, which materially harmed our business. In addition, if we lose in this kind of litigation a court could require us to pay substantial damages and/or royalties, and prohibit us from using essential technologies. For these and other reasons, this kind of litigation would materially harm our business. Also, although we may seek to obtain a license under a third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    We have entered into technology license agreements with third parties which give those parties the right to use patents and other technology developed by us, and which give us the right to use patents and other technology developed by them. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future; however, it is possible that desirable licenses will not be available to us on commercially reasonable terms. If we lose existing licenses to key technology, or are unable to enter into new licenses which we deem important, it could materially harm our business, and materially and adversely affect our business.

    Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our products. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

PROBLEMS ASSOCIATED WITH INTERNATIONAL BUSINESS OPERATIONS COULD AFFECT OUR
  ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS

    Most of our products are manufactured outside of the United States at manufacturing facilities operated by our suppliers in Taiwan, South Korea and the Philippines. As a result, our manufacturing operations are subject to risks of political instability, including the risk of conflict between Taiwan and the People's Republic of China and conflict between North Korea and South Korea. Moreover, the majority of available manufacturing capacity for our products is located in Taiwan and South Korea.

    Sales to customers located outside the United States accounted for 25%, 43%, 47% and 50% of our total sales in 1996, 1997, 1998, and the six months ended June 30, 1999, respectively. We anticipate that sales to customers located outside the United States will continue to represent a significant portion of our total sales in future periods and the trend of foreign customers accounting for an increasing portion of our total sales may continue. In addition, most of our domestic customers sell their products outside of North America, thereby indirectly exposing us to risks associated with foreign commerce. Asian economic instability could also materially and adversely affect our business, particularly to the extent that this instability impacts the sales of products manufactured by our customers. Accordingly, our operations and revenues are subject to a number of risks associated with foreign commerce, including the following:

    - managing foreign distributors;

    - staffing and managing foreign branch offices;

    - political and economic instability;

    - foreign currency exchange fluctuations;

    - changes in tax laws, tariffs and freight rates;

    - timing and availability of export licenses;

    - inadequate protection of intellectual property rights in some countries;
      and

    - obtaining governmental approvals for certain products.

    In the past we have denominated sales of our products in foreign countries exclusively in United States dollars. As a result, any increase in the value of the United States dollar relative to the local currency of a foreign country will increase the price of our products in that country so that our products become relatively more expensive to customers in the local currency of that foreign country. As a result, sales of our products in that foreign country may decline. To the extent any such risks materialize, our business would be materially harmed.

IF OUR OPERATIONS AND PRODUCTS DO NOT FUNCTION PROPERLY IN THE YEAR 2000, OUR
  BUSINESS OPERATIONS COULD BE DISRUPTED

    We are highly dependent on third party computer software programs and operating systems used in our business. We also depend on proper functioning of computer systems of third parties, such as suppliers, distributors and customers. Any computer programs that have date-sensitive software may erroneously recognize a date using "00" as the year 1900 instead of the year 2000. We have completed audits of our internal systems, including our accounting, sales and technical support automation system, and obtained assurances from our major suppliers, distributors and customers that they have done the same. However, we do not have the resources to verify these assurances. Thus, there is a risk that some of our customers', distributors' and suppliers' systems will not function adequately. If they do not, the result could be a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    We have developed two products, QuickWorks and QuickTools, which are design software tools that support our FPGA and ESP devices. QuickWorks operates on Microsoft Windows, while QuickTools runs on UNIX platforms. We have tested these products and found them to be Year 2000 compliant. Our software products integrate software tools that have been developed and are maintained by third party vendors. We have contacted these vendors and have confirmed that such software products are Year 2000 compliant. However, any failure of Windows, UNIX or the integrated third party software tools due to Year 2000 problems, will adversely impact the performance of our software design tools, and our business could be materially harmed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

OUR PRINCIPAL STOCKHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS
  THAT MAY NOT BE IN THE BEST INTERESTS OF OUR OTHER STOCKHOLDERS

    After this offering, our officers, directors and principal stockholders will together control approximately 51.23% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of QuickLogic and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS
  THAT COULD DISCOURAGE A TAKEOVER

    In connection with this offering, we are reincorporating in the State of Delaware. Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in the control of QuickLogic or a change in our management. Our certificate of incorporation filed in connection with this offering provides that when we are eligible, we will have a classified board of directors, with each class of directors subject to re-election every three years. This classified board when implemented will have the effect of making it more difficult for third parties to insert their representatives on our board of directors and gain control of QuickLogic. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the common stock. See "Description of Capital Stock."

    Our certificate of incorporation also provides that our board of directors may, without further action by the stockholders, issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of QuickLogic. We have no present plan to issue any shares of preferred stock.

A SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK MAY CAUSE THE PRICE
  OF OUR COMMON STOCK TO DECLINE


    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 17,642,570 shares of common stock, based upon shares outstanding as of September 30, 1999 and assuming no exercise of outstanding options after September 30, 1999. Of these shares, the 6,667,000 shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:



DATE OF AVAILABILITY FOR SALE                                                NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
The date of this prospectus................................................                0
180 days after the date of this prospectus.................................       10,975,570


    The above table assumes the effectiveness of certain lock-up arrangements with the underwriters, under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the 180th day after the date of this prospectus will be subject to certain volume restrictions because they are held by affiliates of QuickLogic. In addition, we cannot assure you that some or all of these lock-up restrictions will not be removed prior to 180 days after the offering without prior notice by the underwriters.

    The holders of an aggregate of 9,053,036 shares of our common stock, assuming the conversion of our preferred stock into common stock, and Cypress, with respect to any remaining shares of common stock held by it after this offering, have certain registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. See "Description of Capital Stock--Registration Rights."

OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED, AND WE EXPECT THAT THE PRICE OF
  OUR COMMON STOCK WILL FLUCTUATE SUBSTANTIALLY

    Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will be determined by negotiation between us and the underwriters. This price will not necessarily reflect the market price of the common stock following this offering. See "Underwriting" for a discussion of the factors to be considered in determining the price. The market price for the common stock following this offering will be affected by a number of factors, including:

    - the announcement of new products or product enhancements by us or our competitors;

    - quarterly variations in our or our competitors' results of operations;

    - changes in earnings estimates or recommendations by securities analysts;

    - developments in our industry; and

    - general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations may materially and adversely affect the market price of our common stock.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL
  DILUTION FOLLOWING THE OFFERING

    If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value of $7.45. If the holders of outstanding options exercise those options, you will incur further dilution. See "Dilution."

OUR MANAGEMENT WILL RETAIN BROAD DISCRETION IN THE USE OF PROCEEDS FROM THIS
  OFFERING AND MAY FAIL TO USE SUCH FUNDS EFFECTIVELY TO ACHIEVE OUR OTHER BUSINESS GOALS

    Other than the payment of approximately $6.0 million to pay an outstanding settlement obligation, we currently have no specific plans for using the proceeds of this offering. As a consequence, our management will have broad discretion to allocate a large percentage of the proceeds to uses which the stockholders may not deem desirable or to uses that fail to achieve our business goals effectively. See "Use of Proceeds."

                                USE OF PROCEEDS

    We estimate that we will receive net proceeds of $26.9 million. This assumes our sale of 3,333,500 shares of common stock at an at an assumed offering price of $9.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholder, including the sale of shares pursuant to the underwriters over-allotment option.

    We expect to use approximately $20.9 million for general corporate purposes and $6.0 million for payment of an outstanding settlement obligation with Actel Corporation. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization as of June 30, 1999. It also sets forth our capitalization on a pro forma basis for:

    - the conversion into common stock of our preferred stock

and capitalization on a pro forma, as adjusted basis for:

    - the sale of 3,333,500 shares of common stock by us at an assumed price of $9.00 per share, less underwriting discounts and commissions and estimated offering expenses.

                                                                     JUNE 30, 1999
                                                          ------------------------------------
                                                                                    PRO FORMA
                                                            ACTUAL     PRO FORMA   AS ADJUSTED
                                                          ----------  -----------  -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                                        AMOUNTS)
Long-term obligations...................................  $      161   $     161    $     161
                                                          ----------  -----------  -----------
Stockholders' equity:
  Preferred stock, $0.001 par value; 61,568,000 shares
    authorized; 9,912,000 shares issued and outstanding,
    actual; 10,000,000 shares authorized; no shares
    issued and outstanding, as adjusted and pro forma as
    adjusted............................................          10          --           --
  Common stock, $0.001 par value; 105,000,000 shares
    authorized; 4,301,000 shares issued and outstanding,
    actual; 100,000,000 shares authorized; 14,213,000
    and 17,546,500 issued and outstanding, as adjusted,
    and pro forma, as adjusted, respectively............           4          14           18
Additional paid-in capital..............................      61,730      61,730       88,627
Stockholder note receivable.............................        (121)       (121)        (121)
Deferred compensation...................................      (1,136)     (1,136)      (1,136)
Accumulated deficit.....................................     (60,185)    (60,185)     (60,185)
                                                          ----------  -----------  -----------
  Total stockholders' equity............................         302         302       27,203
                                                          ----------  -----------  -----------
    Total capitalization................................  $      463   $     463    $  27,364
                                                          ----------  -----------  -----------
                                                          ----------  -----------  -----------

    The table set forth above is based on shares of common stock outstanding as of June 30, 1999. This table excludes:

    - 2,549,000 shares issuable upon exercise of outstanding options under our 1989 stock option plan at a weighted average exercise price of $3.55 per share; and


    - 6,279,684 shares reserved for issuance under our stock plans; and



    - 2,000,000 shares reserved for issuance under our 1999 employee stock purchase plan.


    See "Management--Employee Benefit Plans" and "Description of Capital Stock."

                                    DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The pro forma net tangible book value of our common stock as of June 30, 1999, was $302,000, or $0.02 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 3,333,500 shares of common stock offered by this prospectus and after deducting the underwriting discount, estimated offering expenses payable by us and payment of an outstanding settlement obligation, our pro forma as adjusted net tangible book value as of June 30, 1999 was $27,203,000, or approximately $1.55 per share. This represents an immediate increase in net tangible book value of $1.53 per share to existing stockholders and an immediate dilution in net tangible book value of $7.45 per share to new investors.

Assumed price per share...................................             $    9.00
  Pro forma net tangible book value per share
    as of June 30, 1999...................................  $    0.02
  Increase per share attributable to new investors........       1.53
                                                            ---------
As adjusted pro forma net tangible book value per share
  after the offering......................................                  1.55
                                                                       ---------
Dilution per share to new investors.......................             $    7.45
                                                                       ---------
                                                                       ---------

    The table above assumes no exercise of options after June 30, 1999. The number of shares outstanding as of June 30, 1999 excludes 2,549,000 shares of common stock issuable upon exercise of options outstanding as of June 30, 1999, having a weighted average exercise price of $3.55 per share. The exercise of outstanding options having an exercise price less than the offering price would increase the dilutive effect to new investors.

    The following table sets forth, on a pro forma basis as of June 30, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing stockholders and by the new investors, before deducting expenses payable by us, using an assumed price of $9.00 per share.

                                                                                                                 AVERAGE
                                                             SHARES PURCHASED          TOTAL CONSIDERATION        PRICE
                                                         -------------------------  -------------------------      PER
                                                            NUMBER       PERCENT       AMOUNT       PERCENT       SHARE
                                                         -------------  ----------  -------------  ----------  -----------
Existing stockholders..................................     14,213,000         81%  $  61,744,000         67%   $    4.34
New investors..........................................      3,333,500          19     30,001,500          33        9.00
                                                         -------------  ----------  -------------  ----------
  Total................................................     17,546,500        100%  $  91,745,500        100%
                                                         -------------  ----------  -------------  ----------
                                                         -------------  ----------  -------------  ----------

---------

    If the underwriters' over-allotment option is exercised in full, the following will occur:

    - the number of shares of common stock held by existing stockholders will
      decrease to       approximately 79% of the total number of shares of
      common stock outstanding; and

    - the number of shares held by new investors will be increased to 3,770,635 or approximately 21% of the total number of shares of our common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998, have been derived from our audited consolidated financial statements and notes thereto, which are included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 were derived from our audited consolidated financial statements, which do not appear in this prospectus. The consolidated financial data as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 were derived from unaudited financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for such periods. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year.

                                                                             YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                    1994     1995     1996      1997     1998
                                                                   -------  -------  -------  --------  -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..........................................................  $ 6,024  $15,148  $23,758  $ 28,460  $30,007
Cost of revenue..................................................    4,053    7,739   11,158    16,855   14,303
                                                                   -------  -------  -------  --------  -------
Gross profit.....................................................    1,971    7,409   12,600    11,605   15,704
Operating expenses:
  Research and development.......................................    3,172    3,599    4,642     6,235    6,294
  Selling, general and administrative............................    4,408    5,770    7,730    10,981    9,368
  Contract termination and legal(1)..............................       --    2,700    4,125    28,309       --
                                                                   -------  -------  -------  --------  -------
    Net operating income (loss)..................................   (5,609)  (4,660)  (3,897)  (33,920)      42
Interest expense.................................................     (240)    (200)     (60)     (162)    (161)
Interest income and other, net...................................       21      153      360       434      364
                                                                   -------  -------  -------  --------  -------
Net income (loss)................................................  $(5,828) $(4,707) $(3,597) $(33,648) $   245
                                                                   -------  -------  -------  --------  -------
                                                                   -------  -------  -------  --------  -------
Net income (loss) per share:
  Basic..........................................................  $(10.69) $ (7.59) $ (4.66) $ (10.41) $  0.06
                                                                   -------  -------  -------  --------  -------
                                                                   -------  -------  -------  --------  -------
  Diluted........................................................  $(10.69) $ (7.59) $ (4.66) $ (10.41) $  0.02
                                                                   -------  -------  -------  --------  -------
                                                                   -------  -------  -------  --------  -------
Weighted average shares:
  Basic..........................................................      545      620      772     3,232    4,231
  Diluted........................................................      545      620      772     3,232   14,645
Pro forma income per share:
  Basic..........................................................                                       $  0.02
                                                                                                        -------
                                                                                                        -------
  Diluted........................................................                                       $  0.02
                                                                                                        -------
                                                                                                        -------
Pro forma weighted average shares:
  Basic..........................................................                                        14,143
  Diluted........................................................                                        14,645


                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                   ----------------
                                                                    1998     1999
                                                                   -------  -------

STATEMENT OF OPERATIONS DATA:
Revenue..........................................................  $14,078  $18,425
Cost of revenue..................................................    6,803    7,958
                                                                   -------  -------
Gross profit.....................................................    7,275   10,467
Operating expenses:
  Research and development.......................................    2,932    3,567
  Selling, general and administrative............................    4,648    6,000
  Contract termination and legal(1)..............................       --       --
                                                                   -------  -------
    Net operating income (loss)..................................     (305)     900
Interest expense.................................................      (86)     (49)
Interest income and other, net...................................      202      136
                                                                   -------  -------
Net income (loss)................................................  $  (189) $   987
                                                                   -------  -------
                                                                   -------  -------
Net income (loss) per share:
  Basic..........................................................  $ (0.05) $  0.23
                                                                   -------  -------
                                                                   -------  -------
  Diluted........................................................  $ (0.05) $  0.07
                                                                   -------  -------
                                                                   -------  -------
Weighted average shares:
  Basic..........................................................    4,200    4,286
  Diluted........................................................    4,200   15,042
Pro forma income per share:
  Basic..........................................................           $  0.07
                                                                            -------
                                                                            -------
  Diluted........................................................           $  0.07
                                                                            -------
                                                                            -------
Pro forma weighted average shares:
  Basic..........................................................            14,198
  Diluted........................................................            15,042

                                                                                 DECEMBER 31,
                                                             -----------------------------------------------------   JUNE 30,
                                                               1994       1995       1996       1997       1998        1999
                                                             ---------  ---------  ---------  ---------  ---------  -----------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash.....................................................  $     488  $   3,856  $  10,336  $   7,331  $   7,595   $   8,185
  Working capital (deficit)................................     (4,792)     7,068     10,650      2,395     (3,319)     (2,742)
  Total assets.............................................      2,531     12,199     22,577     19,951     16,168      19,406
  Long-term obligations(2).................................        509        137        602      7,724        591         161
  Total stockholders' equity (deficit).....................     (4,848)     7,149     11,799     (1,756)      (975)        302

------------
(1) Contract termination and legal expenses include a charge of $23.0 million in the year ended December 31, 1997 for termination of an agreement with Cypress Semiconductor Corporation, and charges of $2.7 million, $4.1 million and $5.3 million in the years ended December 31, 1995, 1996 and 1997, respectively, for the legal and settlement costs associated with the Actel Corporation litigation. See notes 8 and 12 of notes to consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Long term obligations at December 31, 1997 include obligations under the Actel litigation settlement. At December 31, 1998 and June 30, 1999, this obligation is classified as a current liability because under the terms of the settlement, we will pay the remaining obligation out of the proceeds of this offering. See notes 4 and 12 of notes to consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS FOR MANY REASONS, INCLUDING THE RISKS DESCRIBED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We design and sell field programmable gate arrays, embedded standard products and associated software and programming hardware. From our inception in April 1988 through the third quarter of 1991, we were primarily engaged in product development. In 1991, we introduced our first line of field programmable gate array products, or FPGAs, based upon our ViaLink technology. FPGAs have accounted for substantially all of our product revenue to date. We currently have three FPGA product families: pASIC 1, introduced in 1991; pASIC 2, introduced in 1996; and pASIC 3, introduced in 1997. The newer product families generally contain greater logic capacity, but do not necessarily replace sales of older generation products. In fact, for the first six months of 1999, pASIC 1 revenue accounted for approximately half of our total revenue.

    In September 1998, we introduced QuickRAM, our first line of embedded standard products, or ESPs. Our ESPs are based on our FPGA technology. In April 1999, we introduced QuickPCI, our second line of ESPs. Revenue for our QuickRAM and QuickPCI products together accounted for approximately 5% of sales for the first six months of 1999. We also license our QuickWorks and QuickTools design software and sell our programming hardware, which together have typically accounted for less than 5% of total revenue.

    We sell our products through three channels. First, we sell the majority of our products through distributors who have contractual rights to earn a negotiated margin on the sale of our products and who have limited rights to return unsold product. We refer to these distributors as point-of-sale distributors. We defer recognition of revenue for sales to these point-of-sale distributors until after they have sold our products to systems manufacturers. Second, we sell our products through certain foreign distributors who have no contractual rights to earn a negotiated margin and who may only return defective products to us. We recognize revenue from sales to these distributors at the time of shipment. Finally, we sell our products directly to systems manufacturers and recognize revenue at the time of shipment to these systems manufacturers. The percentage of sales derived through each of these three channels in 1998 was 54%, 32% and 14%, respectively, and 61%, 24% and 15% for the first six months of 1999, respectively. We believe that this trend of an increasing percentage of our sales being made through our point-of-sale distribution channel will continue as we convert more of our foreign distributors to point-of-sale distributors.

    Four of our distributors accounted for approximately 27%, 10%, 10% and 6% of sales, respectively, in 1998, and the same four distributors accounted for 28%, 9%, 9% and 8% of sales, respectively, for the six months ended June 30, 1999. No other distributor or direct customer accounted for more than 5% of sales in 1998 or the six months ended June 30, 1999. We expect that a limited number of distributors will continue to account for a significant portion of our total sales.

    Our international sales were 25%, 43% and 47% of our total sales for 1996, 1997 and 1998, respectively, and 50% for the six months ended June 30, 1999. We expect that revenue derived from sales to international customers will continue to represent a significant and growing portion of our total revenue. All of our sales are denominated in U.S. dollars.

    Average selling prices for our products typically decline rapidly during the first six to 12 months after their introduction, then decline less rapidly as the products mature. We attempt to maintain gross margins even as average selling prices decline through the introduction of new products with higher margins and through manufacturing efficiencies and cost reductions. However, the markets in which we operate are highly competitive, and there can be no assurance that we will be able to successfully maintain gross margins. Any significant decline in our gross margins will materially harm our business.

    We outsource the wafer manufacturing, assembly and test of all of our products. We rely upon TSMC and Cypress to manufacture our products, and we rely primarily upon Amkor and ChipPAC to assemble and test our products. Under our arrangements with these manufacturers, we are obligated to provide forecasts and enter into binding obligations for anticipated purchases. This limits our ability to react to fluctuations in demand for our products, which could lead to excesses or shortages of wafers for a particular product.

    We entered into an agreement with Cypress in 1992 to obtain guaranteed fabrication capacity and to secure a second source for our FPGA products. By 1997, wafer fabrication capacity was no longer scarce and we had established a customer base and reputation. In March 1997, our agreement with Cypress was terminated. In exchange for the termination and the reversion to us of the rights to the intellectual property covered by that agreement, we paid Cypress $4.5 million in cash and agreed to issue to Cypress 3,037,786 shares of our common stock, resulting in a charge of approximately $23.0 million in the first quarter of 1997.

    In 1996 and 1997, we recorded an accrual for legal and settlement fees of $4.1 million and $5.3 million, respectively, associated with the settlement of patent litigation with Actel Corporation in 1998. We have made quarterly payments to Actel since the settlement date. The remainder of the settlement will be paid to Actel immediately after this offering.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of revenue for certain items in our statements of operations for the periods indicated:

                                                                                                          SIX MONTHS
                                                                                                        ENDED JUNE 30,
                                                                                                  --------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------         (UNAUDITED)
                                                            1996          1997          1998          1998          1999
                                                        ------------  ------------  ------------  ------------  ------------
Revenue...............................................      100.0 %       100.0 %       100.0 %       100.0 %       100.0 %
Cost of revenue.......................................       47.0          59.2          47.7          48.3          43.2
                                                            -----        ------         -----         -----         -----
Gross profit..........................................       53.0          40.8          52.3          51.7          56.8
Operating expenses:
  Research and development............................       19.5          21.9          21.0          20.8          19.4
  Selling, general and administrative.................       32.5          38.6          31.2          33.0          32.6
  Contract termination and legal......................       17.4          99.5            --            --            --
                                                            -----        ------         -----         -----         -----
Net operating income (loss)...........................      (16.4)       (119.2)          0.1          (2.1)          4.8
Interest expense......................................       (0.3)         (0.6)         (0.5)         (0.6)         (0.3)
Interest income and other, net........................        1.6           1.6           1.2           1.4           0.9
                                                            -----        ------         -----         -----         -----
Net income (loss).....................................      (15.1)%      (118.2)%         0.8 %        (1.3)%         5.4 %
                                                            -----        ------         -----         -----         -----
                                                            -----        ------         -----         -----         -----

SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1999

    REVENUE. Revenue increased 30.9% from $14.1 million for the six months ended June 30, 1998 to $18.4 million for the six months ended June 30, 1999. The increase in revenue resulted from increased sales of our pASIC 2 and pASIC 3 products and initial sales of our QuickRAM ESPs, offset in part by declines in sales of our pASIC 1 product family. Our pASIC 2 and pASIC 3 revenues, together, increased by approximately $3.8 million. QuickRAM revenue increased by approximately $0.9 million and pASIC 1 and other revenue declined by approximately $0.4 million. We expect this trend in product mix to continue.

    GROSS PROFIT. Gross profit increased 43.9% from $7.3 million for the six months ended June 30, 1998 to $10.5 million for the six months ended June 30, 1999. Gross margin improved between those periods from 51.7% to 56.8%. This increase in gross profit was primarily due to higher revenue. The gross margin improvement was primarily due to increased sales of our higher margin pASIC 2 and pASIC 3 products and higher revenue over relatively fixed production costs.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense includes personnel and other costs associated with the development of product designs, process technology, software and programming hardware. Research and development expense increased from $2.9 million for the six months ended June 30, 1998 to $3.6 million for the six months ended June 30, 1999. As a percentage of revenue, research and development expense declined from 20.8% to 19.4% for the same periods. The increase in dollars spent on research and development was primarily due to investments in the development of our new ESP products. These efforts required the use of consultants and the hiring of additional personnel, which increased costs. We believe that continued investments in process technology and product development are essential for us to remain competitive in the markets we serve. Specifically in regard to our ESPs, we expect to continue to increase research and development spending.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling expense consists primarily of personnel, commissions and other costs associated with the marketing and sale of our products. General and administrative expense consists primarily of personnel and other costs associated with the management of our business. Selling, general and administrative expense increased from $4.6 million for the six months ended June 30, 1998 to $6.0 million for the six months ended June 30, 1999. Selling, general and administrative expense declined as a percentage of revenue from 33.0% for the first six months of 1998 to 32.6% for the first six months of 1999 due to higher revenues in the later period. The 1999 increase of approximately $1.4 million was due to increased advertising expense of approximately $1.1 million related to the introduction of our ESPs and to hiring of additional sales, marketing, finance and administrative personnel. We anticipate that selling, general and administrative expense will continue to increase in absolute dollars as we invest in our business and seek to find new customers for our products.

    INTEREST AND OTHER INCOME, NET. Interest income, interest expense and other income, net was $116,000 in the six months ended June 30, 1998 compared to $87,000 for the six months ended June 30, 1999. A gain on the disposal of fixed assets of $5,000 was recorded in 1998.

    DEFERRED COMPENSATION. We grant incentive stock options to hire, motivate and retain employees. With respect to the grant of stock options to employees, we recorded aggregate deferred compensation of approximately $332,000 for the six months ended June 30, 1999. We currently expect to record amortization of deferred compensation of approximately $485,000, $499,000 and $337,000 during the years ended December 31, 1999, 2000 and 2001, respectively. The amount of deferred compensation is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options, generally four years.

    PROVISION FOR INCOME TAXES. No provision for income taxes was recorded for the six-month period ended June 30, 1998, as we incurred an operating loss during that period. No provision for income taxes was recorded for the six-month period ended June 30, 1999, due to our ability to utilize a portion of our state and federal net operating loss carryforwards.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

    REVENUE. Our revenue for 1996, 1997 and 1998 was $23.8 million, $28.5 million and $30.0 million, respectively, representing growth of 19.8% from 1996 to 1997 and 5.4% from 1997 to 1998. The majority of the 1997 increase in revenue was due to growth in sales of our pASIC 2 products, the second generation of our FPGAs. Our pASIC 2 revenue increased in 1997 by approximately $4.9 million, partially offset by a decrease in pASIC 1 and other revenue of approximately $0.2 million. The 1998 revenue growth reflected increasing sales of our pASIC 2 products as well as the initial shipments of our pASIC 3 products. The increase in 1998 was partially offset by declines in sales of our mature pASIC 1 products. In 1998, our pASIC 2 and pASIC 3 revenues together increased by approximately $3.8 million, while our pASIC 1 and other revenue declined by approximately $1.7 million and $0.6 million, respectively. In aggregate, unit sales increased in both 1997 and 1998 and were only partially offset by declining average selling prices of our pASIC 1 and pASIC 2 products.

    GROSS PROFIT. Gross profit was $12.6 million, $11.6 million and $15.7 million in 1996, 1997 and 1998, respectively, which was 53.0%, 40.8% and 52.3% of revenue for those periods. The decline in 1997 was primarily attributable to inventory write-downs for obsolescence of approximately $3.6 million, associated with higher than desired inventory levels due to inventory acquired from Cypress as part of the termination of our agreement with Cypress in 1997. The increase in gross profit in 1998 was attributable to the growth in sales, the introduction of higher-margin pASIC 3 products, the absence of any inventory write-downs, and the maintenance of margin levels on our pASIC 1 and pASIC 2 products.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $4.6 million, $6.2 million, and $6.3 million in 1996, 1997 and 1998, respectively, which was 19.5%, 21.9% and 21.0% of revenue for those periods. The increases in research and development spending in 1997 and 1998 were primarily due to increases in the number of employees involved in research and development as we accelerated the introduction of new products, particularly the pASIC 3 family of products and our first ESPs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense was $7.7 million, $11.0 million and $9.4 million in 1996, 1997 and 1998, respectively, which was 32.5%, 38.6% and 31.2% of revenue for those periods. The increase in selling, general and administrative expense in 1997 was primarily attributable to increases in personnel and sales and marketing efforts in support of existing and new products. The decreases in selling, general and administrative expenses in 1998 were attributable to reduced personnel costs due to temporary vacancies in senior management positions.

    CONTRACT TERMINATION AND LEGAL EXPENSE. We recorded an expense of $23.0 million in the first quarter of 1997 as a result of the termination of our 1992 agreement with Cypress. Legal and settlement costs associated with the Actel litigation were $4.1 million and $5.3 million in 1996 and 1997, respectively. No additional charges were recorded upon settlement of this litigation in 1998.

    DEFERRED COMPENSATION. With respect to the grant of stock options to employees, we recorded aggregate deferred compensation of $851,000, $1.9 million and $204,000 in 1996, 1997 and 1998, respectively. The amount of deferred compensation is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options, generally four years. We amortized $43,000, $625,000 and $426,000 in 1996, 1997 and 1998,
respectively. The amortization of deferred compensation will be recorded as research and development and selling, general and administrative expenses in those periods.

    INTEREST AND OTHER INCOME, NET. Interest and other income, net was $300,000, $272,000 and $203,000 in 1996, 1997 and 1998, respectively. Interest and other income decreased in 1997 and 1998 as interest income on increased cash balances was offset by interest expense incurred as a result of new equipment financing arrangements.

    PROVISION FOR INCOME TAXES. No provision for income taxes was recorded in the years ended December 31, 1996 and 1997, as we incurred net operating losses in those years. No provision for income taxes was recorded for the year ended December 31, 1998, as we were able to utilize a portion of our state and federal net operating loss carryforwards. At December 31, 1998, we had net operating loss carryforwards for federal and state tax purposes of approximately $44.0 million and $21.0 million, respectively. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will begin to expire in 1999 and will continue to expire through 2013.

QUARTERLY RESULTS OF OPERATIONS

    The following tables contain unaudited statement of operations data for our six most recent quarters. The first table contains revenue and expense data expressed in dollars, while the second table contains the same data expressed as a percentage of our revenue for the periods indicated. The data has been derived from unaudited financial statements that, in our opinion, include all adjustments necessary for a fair presentation of the information. Our quarterly results have been in the past, and in the future may be, subject to fluctuations. As a result, we believe that results of operations for the interim periods are not necessarily indicative of results for any future period.

                                                                  QUARTER ENDED
                                                    ------------------------------------------
                                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                      1998       1998       1998        1998
                                                    --------   --------   ---------   --------
                                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS
Revenue...........................................   $7,751     $6,327     $7,883      $8,046
Cost of revenue...................................    3,638      3,165      3,825       3,675
                                                    --------   --------   ---------   --------
Gross profit......................................    4,113      3,162      4,058       4,371
Operating expenses:
  Research and development........................    1,394      1,538      1,586       1,776
  Selling, general and administrative.............    2,391      2,257      2,302       2,418
                                                    --------   --------   ---------   --------
Net operating income (loss).......................      328       (633)       170         177
Interest expense..................................      (44)       (42)       (46)        (29)
Interest income and other, net....................      134         68         83          79
                                                    --------   --------   ---------   --------
Net income (loss).................................   $  418     $ (607)    $  207      $  227
                                                    --------   --------   ---------   --------
                                                    --------   --------   ---------   --------
AS A PERCENTAGE OF REVENUE
Revenue...........................................    100.0%     100.0%     100.0%      100.0%
Cost of revenue...................................     46.9       50.0       48.5        45.7
                                                    --------   --------   ---------   --------
Gross profit......................................     53.1       50.0       51.5        54.3
Operating expenses:
  Research and development........................     18.0       24.3       20.1        22.1
  Selling, general and administrative.............     30.8       35.7       29.2        30.0
                                                    --------   --------   ---------   --------
Net operating income (loss).......................      4.3      (10.0)       2.2         2.2
Interest expense..................................     (0.6)      (0.7)      (0.6)       (0.4)
Interest income and other, net....................      1.7        1.1        1.0         1.0
                                                    --------   --------   ---------   --------
Net income (loss).................................      5.4%      (9.6%)      2.6%        2.8%
                                                    --------   --------   ---------   --------
                                                    --------   --------   ---------   --------

                                                       QUARTER ENDED
                                                    --------------------
                                                    MARCH 31,   JUNE 30,
                                                      1999        1999
                                                    ---------   --------

STATEMENT OF OPERATIONS
Revenue...........................................   $8,597      $9,828
Cost of revenue...................................    3,722       4,236
                                                    ---------   --------
Gross profit......................................    4,875       5,592
Operating expenses:
  Research and development........................    1,780       1,787
  Selling, general and administrative.............    2,856       3,144
                                                    ---------   --------
Net operating income (loss).......................      239         661
Interest expense..................................      (26)        (23)
Interest income and other, net....................       69          67
                                                    ---------   --------
Net income (loss).................................   $  282      $  705
                                                    ---------   --------
                                                    ---------   --------
AS A PERCENTAGE OF REVENUE
Revenue...........................................    100.0%      100.0%
Cost of revenue...................................     43.3        43.1
                                                    ---------   --------
Gross profit......................................     56.7        56.9
Operating expenses:
  Research and development........................     20.7        18.2
  Selling, general and administrative.............     33.2        32.0
                                                    ---------   --------
Net operating income (loss).......................      2.8         6.7
Interest expense..................................     (0.3)       (0.2)
Interest income and other, net....................      0.8         0.7
                                                    ---------   --------
Net income (loss).................................      3.3%        7.2%
                                                    ---------   --------
                                                    ---------   --------

    Over the six quarters presented, our quarterly revenue grew from $7.8 million to $9.8 million. Revenues have fluctuated over this time, and were negatively affected in the quarter ended June 30, 1998, when sales declined 18.4% primarily as a result of the Asian financial crisis which had a dramatic effect on the global semiconductor industry. Revenue growth commencing in the quarter ended September 30, 1998 has been a result of renewed strength in our core FPGA business, and the introduction of our pASIC 3 product family. Beginning in the quarter ended March 31, 1999, revenue included sales from our QuickRAM product family, the first of our ESPs.

    Gross profit declined in the quarter ended June 30, 1998, along with revenue, for the reasons described above. Gross profit began to improve during the third quarter of 1998 as revenue increased. Gross margins increased from 54.3% in the quarter ended December 31, 1998 to 56.9% in the quarter ended June 30, 1999. This recent improvement was caused by favorable product mix shifts as newer, higher margin pASIC 2, pASIC 3 and QuickRAM products comprised a higher percentage of our overall revenue.

    Over the last six quarters, research and development expenses increased from $1.4 million to $1.8 million. To serve the evolving needs of systems manufacturers in our target markets, we have spent aggressively to develop new products and technologies. Our research and development expenses over this period have averaged 20.6% of revenues. Selling, general and administrative expenses over this period have fluctuated between $2.3 million and $3.1 million.

    We have accumulated substantial net operating loss carryforwards. As a result, we have not paid income taxes. Although we have been increasingly profitable over the past four quarters, we expect to have minimal tax obligations over the next several quarters due to application of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    We financed our operating losses in 1996 and 1997 through the issuance of common stock, the sales of preferred stock, the deferral of litigation settlement obligations and the incurrence of debt to finance capital equipment purchases. We have been profitable since the third quarter of 1998. At June 30, 1999, we had $8.2 million in cash, a decrease of $2.2 million from cash held at December 31, 1996, but an increase of $590,000 from cash held at December 31, 1998. As of June 30, 1999, we had an accumulated deficit of $60.2 million.

    During 1996 and 1997, working capital increased due to growth in accounts receivable and inventories. During 1998 and the first six months of 1999, inventory balances have been substantially reduced.

    We have an equipment financing line with a commercial bank. At June 30, 1999, we had obligations of $806,000 outstanding under this equipment line and a remaining available balance of $137,000, which can be drawn upon through the fourth quarter of 1999. The outstanding obligations under the equipment line are due over the next one to three years. The interest rate on these borrowings is at the bank's prime interest rate plus 0.5%.

    Net cash provided by (used for) operating activities was $(4.6) million, $(1.4) million, $2.3 million and $2.3 million in 1996, 1997, 1998 and the first six months of 1999, respectively. The decreases in cash in 1996 and 1997 were primarily attributable to increases in working capital, particularly accounts receivable and inventory. Inventory reductions were the primary source of cash in 1998. Net income and an increase in accounts payable were the primary sources of cash in the first six months of 1999. Our operating cash flow activities are affected by changes in our accounts receivable and related allowances. At December 31, 1997 and 1998 and June 30, 1999, we had allowances for doubtful accounts totaling $226,000, $245,000, and $245,000, respectively. We have not had any material collection issues to date. At December 31, 1997 and 1998 and June 30, 1999, we had sales returns and allowance reserves totaling $2,402,000, $3,027,000, and $2,095,000, respectively, offsetting accounts receivable balances for contractual obligations for potential product returns and discounts. The increase in sales returns and allowances at December 31, 1998 was due to timing of credits earned in 1998 and not taken by distributors until 1999.

    Net cash provided by (used for) investing activities was $2.5 million, $(2.6) million, $(679,000), and $(1.0) million in 1996, 1997, 1998 and the first six months of 1999, respectively. In 1995, we invested $4.0 million in short-term investments which were sold in 1996. We acquired $1.5 million, $2.6 million, $679,000 and $1.0 million of property and equipment in 1996, 1997, 1998 and the first six months of 1999, respectively. The increases in property and equipment in 1996 and 1997 were comprised primarily of furniture, leasehold improvements and computer and networking equipment as a result of our move to our new facility in December 1996. The majority of these acquisitions were financed under our equipment financing line. We intend to purchase approximately $800,000 of additional capital assets during the remainder of 1999.

    Net cash provided by (used for) financing activities was $8.5 million, $1.1 million, $(1.4) million and $(664,000) in 1996, 1997, 1998 and the first six months of 1999, respectively, and resulted primarily from the issuance of $8.9 million of preferred stock in 1996 and 1997, borrowings under equipment debt facilities of $2.0 million in 1996 and 1997 and repayment of bank debt of $124,000, $1.5 million, $1.5 million and $832,000 in 1996, 1997, 1998 and the first six months of 1999, respectively.

    Our relationship with TSMC requires that we provide a forecast of the minimum level of our wafer requirements for the following year. This creates a minimum wafer purchase commitment to TSMC for such year. For 1999, our committed purchases from TSMC are $2.8 million. None of our other agreements with manufacturing subcontractors has similar minimum purchase commitments.

    We require substantial working capital to fund our business, particularly to finance inventories and accounts receivable. Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our existing and new products, the amount and timing of research and development expenditures, the timing of the introduction of new products and expansion of sales and marketing efforts. There can be no assurance that additional equity or debt financing, if required, will be available on satisfactory terms. We believe the net proceeds of this offering combined with existing capital resources and cash generated from operations will be sufficient to meet our needs for the next 12 months, although we could seek to raise additional capital during that period. After the next 12 months, our capital and operating requirements will depend on many factors, including the levels at which we maintain inventory and accounts receivable, costs of securing access to adequate manufacturing capacity and increases in our operating expenses.

INFLATION

    The impact of inflation on our business has not been material for the fiscal years ended December 31, 1996, 1997 and 1998 or for the six month period ended June 30, 1999.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of Effective Date of FASB Statement No. 133," is effective for all fiscal quarters and years beginning after June 15, 2000. We do not currently have, or plan to enter into, forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of SOP No. 98-1 will have material impact on our consolidated financial statements.

YEAR 2000 READINESS DISCLOSURE

    STATE OF READINESS. We utilize a number of computer software programs and operating systems across our entire organization, including applications used in financial business systems and various administrative functions. We have a team of eight employees representing each of our major departments, led by our manager of information systems, to identify and correct non-compliant systems. To the extent that any of our software applications had source code unable to appropriately interpret the upcoming Year 2000 and beyond, we have completed modification or replacement of such applications. We have certain computer hardware that we are in the process of replacing in connection with our Year 2000 readiness program and expect to have completed such efforts by September 30, 1999.

    We are highly dependent on semiconductor foundry companies to produce our FPGA and ESP products. We have contacted these suppliers and have received assurances that Year 2000 issues will not affect their ability to deliver product. We are also dependent upon third party software for the functioning of our software design tools, QuickWorks and QuickTools, that support our FPGA and ESP products. QuickWorks operates on Microsoft Windows while QuickTools runs on UNIX platforms. Our software products integrate software tools that have been developed and are maintained by third party vendors. We have contacted these vendors and have confirmed that such software products are Year 2000 compliant. We have also tested these products and found them to be Year 2000 compliant. However, any failure of Windows, UNIX or the integrated third party software tools due to Year 2000 problems, will adversely impact the performance of our software design tools, and our business could be materially harmed.

    COSTS OF ADDRESSING YEAR 2000 ISSUES. Given the information known at this time about our non-compliant systems, coupled with our ongoing process of monitoring our third party suppliers and vendors for Year 2000 compliance, as well as implementing contingency plans, we do not expect Year 2000 compliance costs to have any material adverse impact on our business. We estimate that total costs for the Year 2000 compliance assessment and remediation will not exceed $400,000. The costs of this assessment and remediation will be paid out of general and administrative expenses. Through June 30, 1999, we have incurred expenses of approximately $300,000 in addressing the year 2000 problem. We expect to incur expenses of approximately $100,000 more for remediation, testing and contingency planning.

    RISKS OF YEAR 2000 ISSUES. In light of our assessment and remediation efforts to date, and the planned upgrades, testing and contingency planning, we believe that our Year 2000 risk is limited to non-critical business applications and support hardware. No assurance can be given, however, that:

    - our systems will be Year 2000 compliant;

    - the manufacturers who supply semiconductors for us will be Year 2000 compliant with their internal systems; or

    - other major suppliers, vendors, distributors and customers, upon whom our business is materially dependant, will be Year 2000 compliant.

    If our internal operations or those of our suppliers, vendors, distributors or customers are adversely impacted because they are not Year 2000 compliant, our business could be materially harmed.

    CONTINGENCY PLANS. In the event any Year 2000 issues relating to key suppliers, vendors, distributors or customers are identified and not successfully resolved, based on information available to us at present, we believe that the most likely worst case scenario is a temporary disruption in infrastructure service, particularly power and telecommunications, which could materially and adversely impact supplier deliveries or customer shipments. If severe disruptions occur in these areas and are not corrected in a timely manner, a revenue or profit shortfall may result in the Year 2000. Our contingency plans for our operations to address the most reasonably likely worst case scenarios regarding Year 2000 compliance include our increase in inventories and our ability to use assembly and test facilities in four different countries.

                                    BUSINESS

INTRODUCTION

    QuickLogic develops, markets and supports advanced field programmable gate array, or FPGA, semiconductors and the software tools needed for our customers to use our products. In addition to our FPGA semiconductors, we have pioneered the development of embedded standard products, or ESPs. Our ESPs combine the flexibility and time-to-market advantages of our FPGAs with the predictable, high performance of standard semiconductor products, thereby enabling our customers to integrate increased amounts of functionality on a single semiconductor device. Our FPGA and ESP products target complex, high-performance systems in rapidly changing markets where system manufacturers seek to minimize time-to-market and maximize product differentiation and functionality. Examples of markets we sell to include telecommunications and data communications; video/audio, graphics and imaging; instrumentation and test; high-performance computing; and military systems.

    The key components of our FPGA and ESP product families are our ViaLink programmable metal technology, our pASIC architecture and the associated software tools used for product design. Our ViaLink technology allows us to create smaller devices than competitors' comparable products, thereby minimizing silicon area and cost. In addition, our ViaLink technology has lower electrical resistance and capacitance than other programmable technologies and, consequently, supports higher signal speed. Our FPGA and ESP architectures provide full routability and utilization of a device's logic cells, thereby enabling greater usable device density and design flexibility. Finally, our software enables our customers to efficiently implement their designs using our products.

INDUSTRY BACKGROUND

    Competitive pressures are forcing manufacturers of electronic systems to rapidly bring to market products with improved functionality, higher performance and greater reliability, all at lower cost. Providers of systems requiring high-speed data transmission and processing such as communications equipment, digital image products, test and instrumentation and storage subsystems face some of the most intense time-to-market pressures in the technology industry. These market forces have driven the evolution of logic semiconductors, which are used in complex electronic systems to coordinate the functions of other semiconductors, such as microprocessors or memory. There are three types of advanced logic semiconductors:

    - Application Specific Integrated Circuits, or ASICs, are special purpose devices designed for a particular manufacturer's electronic system. These devices are customized during wafer manufacturing.

    - Application Specific Standard Products, or ASSPs, are fixed-function devices designed to comply with industry standards that can be used by a variety of electronic systems manufacturers. Their functions are fixed prior to wafer manufacturing.

    - Programmable Logic Devices, or PLDs, are general purpose devices which can be used by a variety of electronic systems manufacturers, and are customized after purchase for a specific application. Field Programmable Gate Arrays, or FPGAs, are types of PLDs used for complex functions.

    Systems manufacturers have relied heavily on ASICs to implement the advanced logic required for their products. ASICs provide high performance due to customized circuit design. However, because ASICs are design-specific devices, they require long development and manufacturing cycles, delaying product introductions. In addition, because of the expense associated with the design of ASICs, they are cost effective only if they can be manufactured in high volumes. Finally, once ASICs are manufactured, their functionality cannot be changed to respond to evolving market demands.

    ASSPs have become widely utilized as industry standards have developed to address increasing system complexity and the need for communication between systems and system components. These standards include:

    - Peripheral Component Interconnect, or PCI, a standard developed to provide a high performance, reliable and cost-effective method of connecting high-speed devices within a system.

    - SONET, or Synchronous Optical NETwork, a fiber-optic transmission standard for high-speed digital traffic, employed mainly by telephone companies and other network service providers.

    - Ethernet, a widely-used local area network, or LAN, transport standard which controls the interconnection between servers and computers.

    - Fibre Channel Interconnect Protocol, an industry networking standard for storage area networks, or SANs, which controls the interconnection between servers and storage devices.

Compared to ASICs, ASSPs offer the systems designer shorter development time, lower risk and reduced development cost. However, ASSPs generally cannot be used by systems manufacturers to differentiate their products.

    To address markets where industry standards do not exist or are changing and time-to-market is important, FPGAs are often used. FPGAs provide systems manufacturers with the flexibility to customize and thereby differentiate their systems, unlike ASSPs. FPGAs also enable systems manufacturers to change the logic functionality of their systems after product introduction without the expense and time of redesigning an ASIC. However, most FPGAs are more expensive than ASSPs and even ASICs of equivalent functionality because they require more silicon area. In addition, most FPGAs offer lower performance than nonprogrammable solutions, such as ASSPs and ASICs. According to Cahners In-Stat Group, the projected total market size for high-complexity programmable logic devices in 1999 is approximately $2.10 billion, of which FPGAs are estimated to account for $1.12 billion.

QUICKLOGIC'S FPGA SOLUTION

    QuickLogic's FPGAs offer higher performance at lower overall systems cost than competing FPGA solutions, in addition to offering the advantages typically associated with FPGAs. Specifically, our products provide greater design flexibility than standard FPGAs and enable designers of complex systems to achieve rapid time-to-market with highly differentiated products. Our products are based on our ViaLink technology and pASIC architectures, and our associated QuickWorks and QuickTools design software:

    - VIALINK PROGRAMMABLE METAL TECHNOLOGY. Unlike conventional SRAM-based FPGAs, our ViaLink programmable metal technology embeds logic interconnects between the metal layers of a chip, instead of on the silicon substrate. As a result, we are able to provide a programmable switch at every intersection in the wire grid, as illustrated in the graph below. This vertical interconnect structure is more efficient and flexible than that of conventional FPGAs, minimizing silicon area and therefore cost. The ViaLink technology also features lower resistance and capacitance than competing interconnect technologies, thereby optimizing the device's performance.

                  [GRAPHIC DEPICTING A CONVENTIONAL SRAM-BASED
             FPGA ARCHITECTURE AND QUICKLOGIC'S PASIC ARCHITECTURE]

    - PASIC ARCHITECTURE. FPGA device architectures consist of logic cells, routing wires and interconnect elements. Unlike conventional SRAM-based FPGA architectures, our pASIC architectures facilitate full utilization of a device's logic cells and Input/Output pins. These logic cells have been optimized to efficiently implement a wide range of logic functions at high speed. Our pASIC architectures use our ViaLink technology to maximize interconnects at every routing wire intersection. The abundance of interconnect resources allows more paths between logic cells. As a consequence, system designers are able to use QuickLogic FPGAs with smaller gate counts than competing FPGAs to implement their designs. These smaller gate count FPGAs require less silicon area and as a result are able to be offered at a lower price.

    - QUICKWORKS AND QUICKTOOLS DESIGN SOFTWARE. Our design software for Windows and Unix operating systems provides systems manufacturers with the ability to easily customize QuickLogic FPGAs for their specific needs. These design tools feature 100% fully automatic place and route capabilities, which speed design development by permitting very complex designs to be implemented quickly. Once a design has been completed, systems manufacturers can use the DeskFab device programmer to transfer their design to an FGPA in minutes. Alternatively, systems manufacturers can use our unique WebASIC program to transmit their design to QuickLogic in order to receive a programmed device for evaluation within two business days.

THE ADVENT OF SYSTEM-ON-A-CHIP

    Over the past few years, semiconductor manufacturers have migrated to smaller process geometries. These smaller process geometries enable more logic elements to be incorporated in a single chip using less silicon area. More recently, advances have been made in the integration of logic and memory on a single chip, which had been difficult previously due to incompatible process technologies. Advantages of the single chip approach to systems manufacturers include:

    - simplified system development,

    - reduced time-to-market,

    - elimination of delays associated with the transfer of data between chips,

    - smaller physical size,

    - lower power dissipation,

    - greater reliability and

    - lower cost.

However, as levels of logic integration have increased, devices have become more specific to a particular application. This fact limits their use and potential market size.

QUICKLOGIC'S ESP SOLUTION

    QuickLogic has leveraged its unique FPGA technology to address the limitations inherent in current system-on-a-chip approaches. The result is embedded standard products, or ESPs, that deliver the advantages offered by both FPGAs and ASSPs. In its simplest form, an ESP contains four basic parts: a programmable logic array, an embedded standard function, an optional programmable read-only memory to configure the embedded function, and an interface that allows communication between the standard function and programmable logic array. Our ESP products combine the system-level functionality of ASSPs with the flexibility of FPGAs. We believe ESPs offer the following specific advantages:

    - INCREASED PERFORMANCE. In a typical design, data must travel between an ASSP and an FPGA across a printed circuit board. The limited number of connections available and the distance between the devices can degrade the system's overall performance. Our ESP solution allows all data to be processed on a single chip.

    - DECREASED COST. Because our ESP is a single chip solution, it requires less silicon area, and therefore is less expensive to produce. Additionally, this single chip approach lowers the component, assembly and test cost for the system manufacturer.

    - INCREASED RELIABILITY. ESP designs are more reliable because single chip solutions contain fewer components and circuit board connections that are subject to failure.

    - SHORTER DEVELOPMENT TIME. With a multiple chip design, systems designers must solve complex routing and timing issues between devices. A single chip ESP solution eliminates the timing issues between devices and simplifies software simulation, leading to shorter development time.

    We have introduced our first two ESP product lines, the QuickRAM and QuickPCI families. Both families are designed for a wide range of performance-driven applications. For example, QuickRAM products, which combine blocks of embedded, high-performance memory with our FPGA logic, are used by Alcatel in its Lightwave telecommunication transmission systems. QuickPCI products combine PCI controllers with our FPGA logic. We completed development of our first QuickPCI product in April 1999, and have shipped development quantities to several customers.

    According to Cahners In-Stat Group, the total ESP market size in 1998 was $13.8 million, and is projected to increase to $43.9 million in 1999.

THE QUICKLOGIC STRATEGY

    Our objective is to be the leading provider of high-speed, flexible, cost-effective FPGAs and ESPs. We feel we can achieve this objective by offering systems manufacturers the ability to accelerate design cycles to satisfy demanding time-to-market requirements. To achieve our objective, we have adopted the following strategies:

EXTEND TECHNOLOGY LEADERSHIP

    Our ViaLink technology, pASIC architectures and proprietary software design tools enable us to offer flexible, high-performance FPGA and ESP products. We intend to continue to invest in the development of these technologies and to utilize such developments in future innovations of both our FPGA and our ESP products. We also intend to focus our resources on building critical systems-level expertise to introduce new ESP products and enhance existing ESP product families.

CAPITALIZE ON CROSS-SELLING OPPORTUNITIES BETWEEN OUR FPGA AND ESP PRODUCTS

    Because our development tools share many of the same features for both FPGAs and ESPs, once a manufacturer designs a system with either product, we believe the manufacturer will recognize the advantages of our other products. Accordingly, we intend to leverage our FPGA and ESP design wins to pursue additional design wins on complementary products with the same customer.

BROADEN ESP PRODUCT LINES

    In addition to our QuickRAM and QuickPCI families, we intend to focus on the needs of large, high-growth, performance-driven market segments. Our product design approach consists of continuous solicitation of feedback from existing and prospective customers.

CREATE INNOVATIVE, INDUSTRY-LEADING CUSTOMER SERVICES

    We continue to develop and implement innovative ways to serve and communicate with our customers. For example, we recently introduced our WebASIC service. This service allows our customers to use our development software to design a circuit, transmit design information over the Internet and receive a QuickLogic FPGA or ESP device programmed with their design within one business day in North America and Europe or within two business days in Asia. We are in the process of deploying ProChannel, a web-based system which will allow our customers to obtain promotional material, receive quotations, place orders for our products and view their order status over the Internet. This system will complement the Electronic Data Interchange systems that we have used for the past several years with our largest customers.

TARGET HIGH-PERFORMANCE, RAPIDLY CHANGING MARKETS

    We will continue to focus our design and marketing efforts on systems manufacturers who sell complex systems that require high performance, design flexibility, low cost and rapid time-to-market. Such applications include telecommunications and data communications; video/audio, graphics and imaging systems; instrumentation and test; high-performance computing; and military systems.

MARKETS AND APPLICATIONS

    Our FPGA and ESP products are targeted at high growth markets that have demanding performance, design flexibility, cost and time-to-market requirements. Examples of the markets and applications in which our products are used include:

TELECOMMUNICATIONS AND DATA COMMUNICATIONS

    Telecommunications and data communications companies require logic devices with high performance, low power consumption and design flexibility. QuickLogic's single-chip QuickRAM devices meet this need by providing comprehensive solutions that eliminate the need for multiple chip solutions. Alcatel uses our QuickRAM products in their fiber optic Lightwave transmission equipment.

 VIDEO/AUDIO, GRAPHICS AND IMAGING

    Honeywell uses our QuickRAM and FPGA products for their Primus Epic commercial avionics display systems. Their applications for QuickLogic's devices include flight data managers, back panel interfaces, flat panel display interfaces, and PCI interfaces.

 INSTRUMENTATION AND TEST

    Instrumentation and industrial controls manufacturers require logic devices with low power consumption, high reliability and, often, high performance. Teradyne uses our QuickRAM and FPGA devices in their semiconductor test equipment.

HIGH-PERFORMANCE COMPUTING

    IBM uses our FPGA devices in numerous applications, including controllers for its redundant array of independent disks, or RAID, products. Compaq Computer also uses our FPGAs in their Alpha-based workstations and servers.

MILITARY SYSTEMS

    Military electronics systems manufacturers have demanding reliability and performance requirements. Military applications require devices that remain configured even when power is lost or interrupted. Our ViaLink technology creates connections within the device which are permanent, unlike reprogrammable FPGAs, which must be reconfigured after losing power. We provide several product lines that are specially assembled and tested to meet demanding military requirements. Hamilton Standard, a division of United Technologies, uses our FPGA devices for a flight computer in the F-117 stealth fighter.

CUSTOMERS

    Through our ten years of business in the FPGA market, we have developed a strong customer base. Our customers include leading systems manufacturers, such as IBM, which recently added QuickLogic to its recommended supplier list for high performance FPGA products. The following chart provides a representative list by industry of our current customers:

INDUSTRY                     CUSTOMER             APPLICATION
Data Communications and      Alcatel              Fiber optic transmission equipment
  Telecommunications         Ericsson             GSM base stations
                             IBM                  Data encryption, network servers
                             NEC                  PBX electronics, wireless base stations
                             Philips              Data encryption
Video/Audio, Graphics and    Digidesign           PC-based audio editing
Imaging                      Eastman Kodak        High-speed video motion analysis
                             Honeywell            Aircraft navigation and flight controls
                             Mitsubishi           Large screen displays
                             NEC                  Solid state video cameras
                             Sony                 Industrial video cameras
                             Texas Instruments    Digital micro mirror applications
Instrumentation and Test     ABB                  Industrial power management systems
                             LTX                  Semiconductor test equipment
                             National             PC-based instrumentation boards
                             Instruments
                             Teradyne             Semiconductor test equipment
                             Toshiba              Mail sorting equipment
High-Performance Computing   Compaq Computer      Alpha processor motherboards
                             IBM                  RAID controller, ThinkPad display
                                                    controls
                             Mitsubishi           Mobile PC pen-input display controllers
Military Systems             B.F. Goodrich        Launch vehicle for Delta Four rockets
                             DY-4                 VME-based computer systems
                             Hamilton Standard    Flight computers
                             Hughes Aircraft      Helicopter motor controls and radar
                             McDonnell Douglas    C-17 flight controllers
                             Raytheon             Tornado missile

PRODUCTS

    We make field programmable gate arrays and embedded standard products based on our ViaLink technology and pASIC architecture. Each product family includes a range of devices to address differing performance and cost requirements. A variety of package types are available to satisfy varying customer requirements for physical size and the number of input and output connections to the circuit board. We also offer most of our devices in commercial, industrial and military temperature ranges.

 FIELD PROGRAMMABLE GATE ARRAYS

    Our pASIC products are general purpose FPGAs that address the high-performance segments of the programmable logic market. Our current product line consists of three families of FPGAs. Each of these product families include devices with a range of logic capacities and number of input and output pins. Having such a range of devices is important to design engineers whose device requirements can vary broadly from one application to another. Smaller devices address simpler applications at lower cost, while larger devices cost more but can support larger and more complex applications. The following tables describe these families:

                              PASIC 3 FPGA FAMILY

                       LOGIC CAPACITY     MAXIMUM INPUTS AND
      DEVICE               (GATES)            OUTPUTS(#)        INTRODUCTION DATE
      QL3004                4,000                 76                 Q3 1999
      QL3012               12,000                 118                Q2 1998
      QL3025               25,000                 204                Q4 1997
      QL3040               40,000                 252                Q3 1998
      QL3060               60,000                 316                Q2 1998

                              PASIC 2 FPGA FAMILY

                       LOGIC CAPACITY     MAXIMUM INPUTS AND
      DEVICE               (GATES)            OUTPUTS(#)        INTRODUCTION DATE
      QL2003                6,000                 118                Q1 1997
      QL2005               12,000                 156                Q4 1996
      QL2007               18,000                 174                Q4 1995
      QL2009               25,000                 225                Q2 1996

                              PASIC 1 FPGA FAMILY

                       LOGIC CAPACITY     MAXIMUM INPUTS AND
      DEVICE               (GATES)            OUTPUTS(#)        INTRODUCTION DATE
      QL8x12B               2,000                 64                 Q4 1991
     QL12x16B               4,000                 88                 Q4 1992
     QL16x24B               8,000                 122                Q4 1993
     QL24x32B              16,000                 180                Q2 1995

EMBEDDED STANDARD PRODUCTS

    ESPs are single chip solutions that combine the system-level functionality of ASSPs with the flexibility of FPGAs. ESPs link blocks of user-configurable standard functions with field programmable logic through a high-performance interface. We have introduced our first two lines of ESPs, the QuickRAM and QuickPCI families.

    QUICKRAM. Our QuickRAM family of products, which began shipping in June 1998, combines blocks of high-performance, embedded memory with our high-speed programmable logic. The QuickRAM family includes five devices that span a range of logic and memory sizes, allowing design engineers to choose the optimal part for a particular application. Larger devices feature more memory and logic supporting more complex designs, while smaller devices offer lower cost. The QuickRAM family includes four available devices and one planned device that span a wide range of logic and memory sizes:

                              QUICKRAM ESP FAMILY

                  MEMORY CAPACITY    LOGIC CAPACITY    MAXIMUM INPUTS     INTRODUCTION
     DEVICE            (BITS)           (GATES)        AND OUTPUTS(#)         DATE
     QL4009            9,216             6,000               82             Q3 1999
     QL4016            11,520            12,000             118             Q2 1999
     QL4036            16,128            25,000             204             Q4 1998
     QL4058            20,736            40,000             252             Q2 1999
     QL4090            25,344            60,000             316             Q2 1998

    QUICKPCI. The PCI bus, or Peripheral Component Interconnect, is a standard hardware architecture that manages the transfer of data among major components in an electronic system at high speed. The master PCI bus function controls the PCI bus while the target function only operates under the control of the PCI bus. The QuickPCI family includes five devices that span a range of PCI bus capabilities and memory and programmable logic capacities, with both master and target functions. Our QuickPCI family of products combines high-performance embedded PCI bus controllers with our high-speed programmable logic. We completed development of our first QuickPCI product in April 1999, and we have shipped development quantities of devices to several customers.

    The PCI bus is available in two basic configurations: 32 bits wide and 64 bits wide. Clock speeds for the PCI bus range from 33MHz to 75MHz. Devices which support the smaller, slower PCI configurations cost less than devices which support the wider, faster configurations. While many semiconductor vendors offer devices that address one particular PCI configuration, very few offer a full range of devices to meet all of the possible configurations.

                              QUICKPCI ESP FAMILY


                                         MEMORY      LOGIC
             PCI BUS     MAX. PCI BUS   CAPACITY   CAPACITY     INTRODUCTION
 DEVICE      FUNCTION     SPEED/WIDTH    (BITS)     (GATES)         DATE
 QL5030       Target     33MHz/32-bits   11,500      4,500        Q3 1999
 QL5130       Target     33MHz/32-bits   16,000     17,500    Expected Q4 1999
 QL5032    Master/Target 33MHz/32-bits   16,000     14,500        Q2 1999
 QL5232    Master/Target 33MHz/32-bits   25,344     49,500        Q3 1999
 QL5064    Master/Target 75MHz/64-bits   25,344     30,000        Q3 1999


FPGA AND ESP DEVELOPMENT TOOLS

    Our FPGA and ESP devices are supported by a complete range of development tools including software and device programming hardware.

    QUICKWORKS. QuickWorks is a fully integrated design solution consisting of internally developed and licensed third-party software operating on Microsoft Windows. QuickWorks includes industry-standard, hardware description languages, including VHDL and Verilog, as well as schematic and mixed-mode entry for fast and efficient logic design. Our suite provides a complete FPGA software solution, including design entry, logic synthesis, place and route, and simulation. A derivative product, called QuickWorks-Lite, offers basic design entry via schematic capture along with place and route free to designers.

    QUICKTOOLS. QuickTools provides optimization, place and route, timing analysis and back-annotation support for all our devices on UNIX platforms. The QuickTools package provides a software solution for designers who use Cadence, Mentor, Synario Design Automation, Synopsys, Veribest, Viewlogic Systems or other third-party software tools for design entry, synthesis or simulation.

    PROGRAMMING HARDWARE. After a design has been completed using our software, the device is configured using our line of DeskFAB programming hardware and associated device adapters.

SALES, MARKETING AND TECHNICAL SUPPORT


    We sell our products through a network of sales managers, independent sales representatives and electronics distributors in North America, Europe and Asia. In addition to our corporate headquarters in Sunnyvale, we have regional sales operations in Los Angeles, Dallas, Boston, Raleigh, Chicago, London and Hong Kong. Our direct sales organization consists of a staff of 23, including sales managers, field application engineers and administrative personnel. In North America, our six sales managers direct the activities of 19 independent sales representative firms operating out of more than 40 offices totaling approximately 180 sales representatives, as well as the activities of four electronics distributors with more than 230 locations. Internationally, three sales managers direct the activities of nine distributors and three independent sales representatives in Europe and nine distributors in Asia. Our marketing organization consists of 14 employees. All of the foregoing numbers are as of September 30, 1999.



    Our major distributors, Arrow Electronics, Bell Microproducts, Future Electronics and Sterling Electronics accounted for approximately 53% of our sales in 1998 and 54% of our sales in the six months ended June 30, 1999. Our international sales were 25%, 43% and 47% of our total sales for 1996, 1997 and 1998, respectively and 50% for the six months ended June 30, 1999. Although we have contracts with our distributors, any of them may terminate their relationship with us on short notice. The loss of one or more of our principal distributors, or our inability to attract new distributors, would materially harm our business. We may lose distributors in the future and we may be unable to recruit additional or replacement distributors. As a result, our future performance will depend in part on our ability to retain our existing distributors and attract new distributors that will be able to market, sell and support our products effectively. We anticipate that sales to customers located outside the United States will continue to represent a significant portion of our total sales in future periods and the trend of foreign customers accounting for an increasing portion of our total sales may continue. No end customer accounted for more than 5% of sales in 1998 or the six months ended June 30, 1999.


    We sell our products on a purchase order basis through our distributors and direct sales channels, and our distributors or customers may cancel purchase orders at any time with little or no penalty. In addition, our distributor agreements generally permit our distributors to return products to us. Contractually, our distributors are permitted to return up to 10%, by value, of the products they purchase from us every six months.


    We provide systems manufacturers with comprehensive technical support, which we believe is critical to remaining competitive in the markets we serve. As of September 30, 1999, our applications support organization included four direct field application engineers and over 200 application engineers employed by our distributors. These application engineers provide pre-sales and on-site technical support to customers. Application support is also provided by six factory-based customer engineers who offer the majority of post-sale support through a dedicated customer support hotline. In 1998, we established a design center to develop new embedded functions for ESPs, and to provide in-depth, system-level technical support to our customers.


    Our WebASIC program allows systems manufacturers to download our design software from our web site and create a custom design for a QuickLogic device at their desktop. They can then transmit the design data to us via e-mail and request configured sample devices. We also use our web site to provide product documentation and technical support information.

RESEARCH AND DEVELOPMENT

    Our future success will depend to a large extent on our ability to rapidly develop and introduce new products and enhancements to our existing products that meet emerging industry standards and satisfy changing customer requirements. We have made and expect to continue to make substantial investments in research and development and to participate in the development of new and existing industry standards.


    As of September 30, 1999, the research and development staff consisted of 40 employees. Our research and development efforts are focused on standard function development and integration, device architecture, development tools and foundry process development. Our standard function development and integration personnel create circuit designs for inclusion in our ESP products. They also evaluate circuit designs by third parties for inclusion in our ESP products and integrate those circuit designs with our FPGA technology. Our device architecture personnel develop new and improved architectures for our FPGA and ESP products to better serve the needs of our customers. Our software engineering group develops place and route tools, which fit the design into specific logic cell elements within a device and determine the necessary interconnections. They also develop delay modeling tools, which estimate the timing of all the circuit paths for accurate simulation. The software group incorporates third-party software tools into the QuickWorks design software suite, and develops the design libraries needed for the QuickWorks and QuickTools products to integrate with third-party design environments. Our process engineering group maintains our proprietary wafer manufacturing processes, oversees product manufacturing and process development with our third-party foundries, and is involved in ongoing process improvements to increase yields and optimize device characteristics.


    Our research and development expense for 1996, 1997 and 1998 and for the first half of 1999 were $4.6 million, $6.2 million, $6.3 million and $3.6 million, respectively. We anticipate that we will continue to commit substantial resources to research and development in the future.

MANUFACTURING

    We have established close relationships with third-party manufacturers for our wafer fabrication, package assembly, test and programming requirements to ensure stability in the supply of our products and minimize the risk of localized capacity constraints.

    We outsource all of our wafer manufacturing to Taiwan Semiconductor Manufacturing Company at its Taiwan facilities and Cypress Semiconductor Corporation at its Round Rock, Texas facility. TSMC manufactures our pASIC 3, QuickRAM and QuickPCI product families using a four-layer metal, 0.35 micron CMOS process on eight-inch wafers. Cypress manufactures our pASIC 1 and pASIC 2 product families using a three-layer metal, 0.65 micron CMOS process on six-inch wafers. Our foundry agreement with TSMC is effective through August 2002 with successive automatic one-year renewal terms. We have committed to purchase approximately $2.8 million under this agreement in 1999. Our foundry agreement with Cypress is effective through 2001. Each of our foundry agreements guarantee capacity availability and provide for volume commitments. We purchase all of our pASIC 1 and pASIC 2 requirements from Cypress. TSMC's manufacturing commitment is based upon our forecasted requirements. TSMC requires that we purchase a minimum percentage of our total production requirements in any one year from them.

    We outsource our product packaging, test and programming to Amkor and ChipPAC at their South Korea facilities and to Advanced Semiconductor Engineering at its Taiwan facility.

COMPETITION

    The semiconductor industry is intensely competitive and is characterized by constant technological change, rapid rates of product obsolescence and price erosion. Our existing competitors include suppliers of conventional standard products, such as PLX Technology and Applied Micro Circuits Corporation, or AMCC; suppliers of complex programmable logic devices, or CPLDs, including Lattice Semiconductor and Altera; and suppliers of FPGAs, particularly Xilinx and Actel. The PLD market is dominated by Xilinx and Altera, which together control over 60% of the market, according to Cahners In-Stat Group, a semiconductor market research firm. Xilinx dominates the FPGA segment of the market while Altera dominates the CPLD segment of the market. We also face competition from companies that offer standard gate arrays, which can be obtained at a lower cost for high volumes and may have gate densities and performance equal or superior to our products. As we introduce additional ESPs, we will also face competition from standard product manufacturers who are already servicing or who may decide to enter the markets addressed by these new ESP devices. In addition, we expect significant competition in the future from major domestic and international semiconductor suppliers. We also may face competition from suppliers of products based on new or emerging technologies.

    We believe that important competitive factors in our market are length of development cycle, price, performance, installed base of development systems, adaptability of products to specific applications, ease of use and functionality of development system software, reliability, technical service and support, wafer fabrication capacity and sources of raw materials, and protection of products by effective utilization of intellectual property laws.

TECHNOLOGY

    We believe that our FPGA and ESP products have distinct advantages over traditional FPGA solutions and multiple chip solutions combining FPGAs and ASSPs with regard to speed, design flexibility, cost and time-to-market. Our key technologies are the ViaLink programmable metal technology, pASIC architectures, and the QuickWorks and QuickTools design software.

    VIALINK PROGRAMMABLE METAL TECHNOLOGY. Our ViaLink programmable metal technology embeds programmable switches between the metal layers of a device without consuming silicon surface area. As a result, we are able to provide a programmable switch at every intersection in the wire grid. The abundance of programmable switches allows for more complex paths between logic cells and facilitates full utilization of an FPGA's logic cells and input/output pins. As a consequence, system designers using QuickLogic FPGAs can be assured that their design can consume all of the logic capacity of the FPGA and will have enough resources to route their signals in very complex designs. Changes in our customers' designs will not move the positions of their inputs and outputs. The programming resources of our FPGAs allow designers to select smaller, less expensive QuickLogic FPGAs to implement their designs as opposed to customary SRAM-based FPGAs. In addition, our ViaLink technology also features lower resistance and capacitance than competing programming technologies, thereby optimizing the device's performance.

    PASIC ARCHITECTURE. Our FPGA device architecture consists of logic cells, routing wires and interconnect switches. Our pASIC logic cell is optimized to efficiently implement a wide range of logic functions at high speed. Each cell can implement one large function, five smaller independent functions, or any combination in-between. The logic cell has abundant inputs that allow many user functions to be implemented with a single logic delay, resulting in high performance. The flexibility of the pASIC architecture is especially important for designs synthesized from hardware design languages. The pASIC architecture gives logic synthesis tools the needed degrees of freedom for high logic utilization without sacrificing performance.

    QUICKWORKS AND QUICKTOOLS DESIGN SOFTWARE. Our comprehensive QuickWorks design software provides high-level design entry, schematic capture, logic synthesis, functional and timing simulation, placement and routing on the Windows operating system. QuickWorks incorporates standard design languages, Verilog and VHDL, and leading third-party software to integrate with all leading third-party design environments to support our pASIC products. A derivative product, called QuickWorks-Lite, offers basic design entry via schematic capture along with place and route free to designers. QuickTools is QuickLogic's place and route software for UNIX platforms. These tools optimize designs for device utilization and in-system operation speed and create an output file which allows users to transfer their designs to our programmable devices.

INTELLECTUAL PROPERTY

    Our future success and competitive position depend upon our ability to obtain and maintain the proprietary technology used in our principal products. We hold 54 U.S. patents and have 20 pending applications for additional U.S. patents containing claims covering various aspects of programmable integrated circuits, programmable interconnect structures and programmable metal devices. In addition, we have three patent applications pending in Japan. Our issued patents expire between 2009 and 2016. We have also registered five of our trademarks in the U.S. with applications to register an additional two trademarks now pending.

    Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent protection for our products. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own.

    We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

    In March 1997, we entered into a patent cross-license agreement with Cypress, whereby we granted Cypress a nonexclusive license to our patents and intellectual property rights in exchange for Cypress' nonexclusive license to their programmable logic technology patents. In August 1998, we also entered into a patent cross-license agreement with Actel pursuant to which we have each granted the other a nonexclusive license to certain of our respective programmable logic device technology patents. We anticipate that we will continue to enter into licensing arrangements in the future; however, it is possible that desirable licenses will not be available to us on commercially reasonable terms. If we lose existing licenses to key technology, or are unable to enter into new licenses which we deem important, it could materially harm our business.

    From time to time, we receive letters alleging patent infringement or inviting us to take a license to other parties' patents. We evaluate these letters on a case-by-case basis. Inquiries with respect to the coverage of our intellectual property could lead to litigation.

    We have entered into technology license agreements with third parties which give those parties the right to use patents and other technology developed by us, and which give us the right to use patents and other technology developed by them. The failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the technology. Litigation could result in significant expenses to us, adversely affect sales of the challenged product or technology and divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In the event of an adverse result in any litigation, we could be required to pay substantial damages, cease the manufacture, use, sale or importation of infringing products, expend significant resources to develop or acquire non-infringing technology, and discontinue the use of processes requiring the infringing technology or obtain licenses to the infringing technology. We may not be successful in the development or acquisition, or the necessary licenses may not be available under reasonable terms, and any development, acquisition or license could require expenditures by us of substantial time and other resources. Any of these developments would have a material adverse effect on our business. We may be unable to adequately protect our intellectual property rights, and may face significant expenses as a result of future litigation.

EMPLOYEES


    As of September 30, 1999, we had a total of 156 employees worldwide, with 46 people in operations, 40 people in research and development, 23 people in sales, 20 people in marketing, 23 people in administration and four people in management information systems. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.


FACILITIES

    Our principal administrative, sales, marketing, research and development and final testing facility is located in a building of approximately 42,624 square feet in Sunnyvale, California. This facility is leased through 2003 with an option to renew through 2006. In addition, we lease sales offices near London and in Hong Kong. The London office is leased through September 2004, and the Hong Kong office is leased on a month-to-month basis. We believe that our existing facilities are adequate for our current needs.

LITIGATION

    QuickLogic is not a party to any pending litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning our current executive officers and directors:

NAME                                                       AGE                           POSITION(S)
-----------------------------------------------------      ---      -----------------------------------------------------
E. Thomas Hart.......................................          57   President, Chief Executive Officer and Director
John M. Birkner......................................          55   Vice President, Chief Technical Officer
Michael R. Brown.....................................          49   Vice President, Worldwide Sales
Andrew K. Chan.......................................          48   Vice President, Research and Development
Hua-Thye Chua........................................          64   Vice President, Process Technology and Director
Reynold W. Simpson...................................          50   Vice President, Operations
Arthur O. Whipple....................................          51   Vice President, Finance, Chief Financial Officer and
                                                                    Secretary
Ronald D. Zimmerman..................................          51   Vice President, Human Resources
Irwin Federman.......................................          64   Chairman of the Board of Directors
Donald P. Beadle.....................................          63   Director
Michael J. Callahan..................................          63   Director

    E. THOMAS HART has served as our President, Chief Executive Officer and a member of our board of directors since June 1994. Prior to joining QuickLogic, Mr. Hart was Vice President and General Manager of the Advanced Networks Division at National Semiconductor, a semiconductor manufacturing company, where he worked from September 1992 to June 1994. Prior to joining National Semiconductor Corporation, Mr. Hart was a private consultant from February 1986 to September 1992 with Hart Weston International, a technology-based management consulting firm. Mr. Hart holds a B.S.E.E. from the University of Washington.

    JOHN M. BIRKNER, a co-founder of QuickLogic, has served with us since April 1988, serving as Vice President, Chief Technical Officer since 1993. From September 1975 to June 1986, Mr. Birkner was a fellow at Monolithic Memories, a semiconductor manufacturing company. Mr. Birkner holds a B.S.E.E. from the University of California, Berkeley and an M.S.E.E. from the University of Akron.

    MICHAEL R. BROWN has served as our Vice President, Worldwide Sales since January 1999. From 1984 until January 1999, he was employed by Hitachi America, a semiconductor manufacturing company, in a variety of sales management positions, most recently as the Vice President of Sales for the Americas. Mr. Brown holds a B.A. in Kinesiology/Psychology from California State University, Northridge and attended the U.S. Navy Aviation Electronics School. Mr. Brown holds a certificate in Advanced Management from Stanford University.

    ANDREW K. CHAN, a co-founder of QuickLogic, has served with us since April 1988, most recently as Vice President, Research and Development. Prior to joining QuickLogic, Mr. Chan was a design engineering manager at Monolithic Memories. Mr. Chan holds a B.S.E.E. in Electrical Engineering from Washington State University and an M.S.E.C. in Electrical Sciences from the University of New York, Stonybrook.


    HUA-THYE CHUA, a co-founder of QuickLogic, has served as a member of our board of directors since QuickLogic's inception in April 1988. Since December 1996, Mr. Chua has served as our Vice President, Process Technology. He served as our Vice President of Technology Development from April 1989 to December 1996. During the prior 25 years, Mr. Chua worked at semiconductor manufacturing companies, including Fairchild Semiconductor, Intel and Monolithic Memories.

Mr. Chua holds a B.S.E.E. from Ohio University and an M.S.E.E. from the University of California, Berkeley.

    REYNOLD W. SIMPSON has served as our Vice President, Operations since August 1997. From February 1996 to July 1997, Mr. Simpson was Vice President of Manufacturing at GateField, a semiconductor manufacturing company. Prior to joining GateField, Mr. Simpson was Operations Manager at LSI Logic, a semiconductor manufacturing company, from March 1990 to February 1996 and Quality Director from February 1989 to March 1990. Mr. Simpson holds a Mechanical Engineering Certificate from the Coatbridge Polytechnic Institute in Scotland, a degree in Technical Horology (Mechanical Engineering) from the Barmulloch Polytechnic Institute in Scotland and studied for a degree in Electronic Engineering at the Kingsway Polytechnic Institute in Scotland.

    ARTHUR O. WHIPPLE has served as our Vice President, Finance, Chief Financial Officer and Secretary since April 1998. From April 1994 to April 1998, Mr. Whipple was employed by ILC Technology, a manufacturer of high performance lighting products, as its Vice President of Engineering and by its subsidiary, Precision Lamp, a manufacturer of high-performance lighting products, as its Vice President of Finance and Operations. From February 1990 to April 1994, Mr. Whipple served as the President of Aqua Design, a privately-held provider of water treatment services and equipment. Mr. Whipple holds a B.S.E.E. from the University of Washington and an M.B.A. from Santa Clara University.


    In May 1990, Mr. Whipple reached a settlement with the SEC in connection with an action brought by the SEC concerning the accounting treatment for certain revenue reflected in the financial statements of URS Corporation, then known as Thortec, in 1986 and 1987. Mr. Whipple was Vice President and Treasurer at URS Corporation during that period. Mr. Whipple consented to the entry of an injunction with the SEC without admitting or denying any of the SEC's allegations, and there was no adjudication or findings of fact. The injunction bars Mr. Whipple from aiding and abetting in the filing of any report with the SEC that contains an untrue statement of material fact and in aiding and abetting the failure to keep accurate and fair books and records. Our Audit Committee conducted a detailed investigation into Mr. Whipple's involvement in the matter, and concluded that nothing concerning that matter affects Mr. Whipple's integrity or ability to serve as our Chief Financial Officer.


    RONALD D. ZIMMERMAN has served as our Vice President, Human Resources since October 1996. From August 1988 to October 1996, Mr. Zimmerman was Human Resources Director of the Analog Products Group at National Semiconductor Corporation, as well as group human resources director of the corporate technology and quality/reliability organizations and the human resources director of corporate administration. Mr. Zimmerman holds a B.A. in Sociology and Psychology and an M.A. in Psychology from San Jose State University.

    IRWIN FEDERMAN has served as chairman of our board of directors since September 1989. Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital company, since 1990. From 1988 to 1990, he was a Managing Director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners. Mr. Federman serves on the boards of directors of the following public companies: TelCom Semiconductor, a semiconductor company; SanDisk, a semiconductor company; Western Digital, a disk drive manufacturer; Komag, a thin film media manufacturer; NeoMagic, a developer of multimedia accelerators; and Check Point Software Technologies, a network security software company. Mr. Federman holds a B.S. in Economics from Brooklyn College, is a Certified Public Accountant, and holds an honorary Doctorate of Engineering Science from Santa Clara University.

    DONALD P. BEADLE has served as a member of our board of directors since July 1997. Since June 1994, Mr. Beadle has been President of Beadle Associates, a consulting firm. From May 1997 to July 1997, Mr. Beadle was a consultant at Interwave Communications, a developer of microcell systems, where he served as Acting Vice President of Sales and Sales Operations. From October 1994 to December 1996, he was a consultant for Asian business development at National Semiconductor. At

National Semiconductor, he was Managing Director, Southeast Asia from 1993 until June 1994, Vice President of Worldwide Marketing and Sales, International Business Group from 1987 until 1993, and Managing Director, Europe from 1982 to 1986. Mr. Beadle was employed by National Semiconductor in executive sales and marketing positions for 34 years until June 1994, at which time he was Executive Vice President, Worldwide Sales and Marketing. Mr. Beadle serves on the board of directors of one public company, HMT Technology, a disk media manufacturer. He received his technical education at the University of Connecticut and the Bridgeport Institute of Engineering.

    MICHAEL J. CALLAHAN has served as a member of our board of directors since July 1997. Since March 1990, Mr. Callahan has served as Chairman of the Board, President and Chief Executive Officer of Waferscale Integration, a producer of peripheral integrated circuits. From 1987 to March 1990, Mr. Callahan was President of Monolithic Memories, or MMI, which became a subsidiary of Advanced Micro Devices, a semiconductor manufacturing company, or AMD. Also during this time, he was Senior Vice President of Programmable Products at AMD. From 1978 to 1987, Mr. Callahan held a number of positions at MMI including Vice President of Operations and Chief Operating Officer. Prior to joining MMI, he worked at Motorola Semiconductor, a semiconductor manufacturing company, for 16 years where he was Director of Research and Development as well as Director of Linear Operations. Mr. Callahan holds a B.S.E.E. from the Massachusetts Institute of Technology.

EXECUTIVE OFFICERS

    Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS

    We currently have authorized five directors. Our directors consist of Messrs. Beadle, Callahan, Chua, Federman and Hart. All directors hold office until the next annual meeting of stockholders or until their successors are duly qualified and elected. Our certificate of incorporation filed in connection with this offering provides that, as of the first annual meeting of stockholders following this offering, our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Beadle and Callahan have been designated as Class I directors, whose term expires at the 2000 annual meeting of stockholders; Messrs. Chua and Federman have been designated as Class II directors, whose term expires at the 2001 annual meeting of stockholders; and Mr. Hart has been designated as a Class III director, whose term expires at the 2002 annual meeting of stockholders.

BOARD COMMITTEES

    Our board of directors has an audit committee and a compensation committee.

    AUDIT COMMITTEE. The audit committee was formed in June 1995 and currently consists of Messrs. Beadle, Callahan and Federman. The audit committee reviews the results and scope of the annual audit and other services provided by our independent accountants, reviews and evaluates our internal control functions and monitors financial transactions between us and our employees, officers and directors.

    COMPENSATION COMMITTEE. The compensation committee was formed in June 1995 and currently consists of Messrs. Beadle, Callahan and Federman. The compensation committee administers the 1989 stock option plan, 1999 stock plan and 1999 employee stock purchase plan, and reviews the compensation and benefits for our executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the compensation committee or executive officer of QuickLogic has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

DIRECTOR COMPENSATION

    Our non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board members. We have in the past granted to our non-employee directors options to purchase our common stock pursuant to the terms of our 1989 stock option plan. We intend to grant to our non-employee directors options to purchase our common stock pursuant to the terms of our 1999 stock plan. See "--Benefit Plans."

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning compensation of our chief executive officer and each of the next four most highly compensated executive officers as of December 31, 1998, and one former executive officer, whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 1998. We refer to these persons as the "named executive officers" elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                        ANNUAL      -------------
                                                                     COMPENSATION    SECURITIES
                                                                     -------------   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                                             SALARY         OPTIONS     COMPENSATION
-------------------------------------------------------------------  -------------  -------------  -------------
E. Thomas Hart President, .........................................   $   269,208        166,667    $    12,693
  Chief Executive Officer and Director
Scott D. Ward .....................................................       196,961         25,000             --
  Vice President, Engineering
Michael Burger ....................................................       174,117        183,334         30,954
  Former Vice President, Worldwide Sales
Reynold W. Simpson ................................................       180,868         41,667             --
  Vice President, Operations
Ronald D. Zimmerman ...............................................       177,162             --             --
  Vice President, Human Resources
Andrew K. Chan ....................................................       130,999         16,667             --
  Vice President, Research and Development

    A portion of each executive officer's salary is dependent upon their meeting of certain sales, gross margin and other management objectives.

    The amounts listed under the column captioned "All Other Compensation" represent automobile allowances we have given to Mr. Hart and Mr. Burger and a relocation fee for Mr. Burger. Mr. Burger terminated employment with us in December 1998 and Mr. Ward terminated employment with us in August 1999.

    Mr. Whipple, Vice President, Finance, Chief Financial Officer and Secretary, commenced employment with us in April 1998 and received $99,007 in salary in 1998. On an annualized basis, his salary for 1998 would have been $170,000. In addition, during the year ended December 31, 1998,

Mr. Whipple received options to purchase 108,334 shares of QuickLogic common stock. Mr. Brown, Vice President, Worldwide Sales, joined QuickLogic in January 1999 at an annual base salary of $225,000 and received options to purchase 166,667 shares of QuickLogic common stock.

                       OPTION GRANTS IN FISCAL YEAR 1998

    The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the fiscal year ended December 31, 1998.

                                                            INDIVIDUAL GRANTS                   POTENTIAL REALIZABLE VALUE
                                            --------------------------------------------------   AT ASSUMED ANNUAL RATES
                                             NUMBER OF   PERCENT OF                                   OF STOCK PRICE
                                            SECURITIES      TOTAL                                      APPRECIATION
                                            UNDERLYING     OPTIONS     EXERCISE                      FOR OPTION TERM
                                              OPTIONS    GRANTED TO    PRICE PER   EXPIRATION   --------------------------
NAME                                          GRANTED     EMPLOYEES      SHARE        DATE           5%           10%
------------------------------------------  -----------  -----------  -----------  -----------  ------------  ------------
E. Thomas Hart............................     166,667        14.52%   $    4.50      8-19-08   $    471,671  $  1,195,307
Scott D. Ward.............................      25,000         2.18%        4.50      8-19-08         70,751       179,296
Michael Burger............................     166,667        14.52%        4.50      1-20-08        471,671     1,195,307
                                                16,667         1.45%        4.50      8-19-08         47,167       119,531
Reynold W. Simpson........................      41,667         3.63%        4.50      8-19-08        117,918       298,827
Ronald D. Zimmerman.......................          --           --           --           --             --            --
Andrew K. Chan............................      16,667         1.45%        4.50      8-19-08         47,167       119,531

    Mr. Burger terminated employment with us in December 1998. Mr. Burger exercised none of the options shown above and such options have since expired. Mr. Ward terminated employment with us in August 1999. Of the shares shown above, 4,688 shares are vested and may be exercised by Mr. Ward prior to September 8, 1999, at which date that option will expire.

    In the last fiscal year, we granted options to purchase an aggregate of 1,151,000 shares. Options to purchase shares generally vest at the rate of 12.5% after six months of service from the date of grant, and 6.25% at the end of each three-month period thereafter. Options have a term of ten years but may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

    The amounts disclosed in the column captioned "Exercise Price Per Share" represent the fair market value of the underlying shares of common stock on the dates the respective options were granted as determined by our board of directors.

    With respect to the amounts disclosed in the column captioned "Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term," the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated by assuming that $4.50 per share was the fair market value of our common stock at the time of grant, that the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

    The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers on December 31, 1998. No options were exercised by the named executive officers in 1998.

    Options generally vest at the rate of 12.5% after six months of service from the date of grant, and 6.25% at the end of each three-month period thereafter.

    The value of "In-the-Money" stock options represents the positive spread between the exercise price of stock options and the fair market value of the options of $4.50 per share, as determined by our board of directors, at December 31, 1998.

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                   OPTIONS AT DECEMBER 31,       IN-THE-MONEY OPTIONS
                                                             1998                AT DECEMBER 31, 1998
                                                  --------------------------  ---------------------------
NAME                                              EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
------------------------------------------------  -----------  -------------  ------------  -------------
E. Thomas Hart..................................     416,667        250,000   $  1,520,001   $   189,999
Scott D. Ward...................................      57,292        109,375         76,563        98,438
Michael Burger..................................          --             --             --            --
Reynold W. Simpson..............................      30,209        111,459             --            --
Ronald D. Zimmerman.............................      38,750         44,853        124,374       125,624
Andrew K. Chan..................................      20,833         54,167         21,875        28,125

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

    Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. Our bylaws allow us to enter into indemnification agreements with our directors and officers and to purchase insurance for any person whom we are required or permitted to indemnify. We are obtaining a policy of directors' and officers' liability insurance that insures such persons against the cost of defense, settlement or payment of a judgment under certain circumstances.

    We intend to enter into agreements with our directors and executive officers regarding indemnification. Under these agreements we will indemnify them against amounts actually and reasonably incurred in connection with an actual, or a threatened, proceeding if any of them may be made a party because of their role as one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

    In addition, our certificate of incorporation filed in connection with this offering provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This provision does not eliminate a director's duty of care. Each director will continue to be subject to liability for:

    - breach of the director's duty of loyalty to us,

    - acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,

    - acts or omissions that the director believes to be contrary to our best interests or our stockholders,

    - any transaction from which the director derived an improper personal benefit,

    - improper transactions between the director and us, and

    - for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    There is no pending litigation or proceeding involving any of our directors or officers for which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

BENEFIT PLANS

1989 STOCK OPTION PLAN


    Our 1989 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees, directors and consultants of nonstatutory stock options. As of September 30, 1999, options to purchase an aggregate of 2,944,261 shares of common stock were outstanding under our 1989 plan. Our board of directors has determined that no further options will be granted under the 1989 plan after this offering. The 1989 plan provides that in the event of a merger of QuickLogic with or into another corporation, each outstanding option will be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the QuickLogic options, the QuickLogic options will terminate as of the closing of the merger.


1999 STOCK PLAN


    Our 1999 stock plan was adopted by our board of directors in August 1999 and was approved by the stockholders in September 1999. As of the date of this prospectus, no options have been granted under the 1999 stock plan.


    The 1999 stock plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

    The total shares of common stock currently reserved for issuance from the 1999 stock plan equals:

    - 5,000,000 shares of common stock;


    - the shares of common stock which have been reserved but unissued under the 1989 stock option plan as of the effective date of the offering (as of September 30, 1999, there were 736,828 shares reserved but unissued under the 1989 stock option plan); and


    - any shares returned to the 1989 stock option plan as a result of termination of options under such plan.

    In addition, commencing on the first day of our next fiscal year, annual increases will be added to the 1999 stock plan equal to the lesser of 5,000,000 shares, or 5% of the outstanding shares or such lesser amount as provided by the board.

    Unless terminated sooner, the 1999 stock plan will terminate automatically ten years from its effective date.

    The administrator of our 1999 stock plan has the power to determine:

    - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

    - the number of shares subject to each option or stock purchase right;

    - the exercisability of each option or stock purchase right; and

    - the form of consideration payable upon the exercise of each option or stock purchase right.

    In addition, the board has the authority to amend, suspend or terminate the 1999 stock plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the plan. The maximum number of shares each optionee may be granted during a fiscal year is 1,000,000 shares. In addition, in connection with an optionee's initial employment with us, such optionee may be granted an option covering an additional 1,000,000 shares.

    Options and stock purchase rights granted under our 1999 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 1999 stock plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of QuickLogic, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

    In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant QuickLogic a repurchase option exercisable after the purchaser's employment or consulting relationship with QuickLogic has ended for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to QuickLogic. The repurchase option shall lapse at a rate determined by the administrator.

    The exercise price of all incentive stock options granted under the 1999 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1999 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 stock plan may not exceed ten years.

    The 1999 stock plan provides that in the event that we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the option holder will fully vest in and have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which the holder would not otherwise be entitled to exercise. If an option or stock purchase right becomes exercisable in full in the event of a merger or sale of assets, the administrator shall notify the optionee that the option or stock purchase right shall be fully exercisable for a period of 15 days from the date of such notice, and the option or stock purchase right will terminate upon the expiration of such period.

1999 EMPLOYEE STOCK PURCHASE PLAN


    Our 1999 employee stock purchase plan was adopted by our board of directors in August 1999, and was approved by the stockholders in September 1999. A total of 2,000,000 shares of our common stock has been reserved for issuance under the 1999 purchase plan, plus annual increases equal to the lesser of: 1,500,000 shares, or 4% of the outstanding shares on such date or a lesser amount as provided by the board. As of the date of this prospectus, no shares have been issued under the 1999 purchase plan.

    The 1999 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after April 1 and October 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before September 30, 2001. The Board has the power to change the duration of the offering periods.

    Employees are eligible to participate if they are in our employ for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 1999 purchase plan if they either:

    - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

    - hold rights to purchase stock under all our employee stock purchase plan which accrue at a rate which exceeds $25,000 worth of stock for each calendar year.

    The 1999 purchase plan permits participants to purchase our common stock through payroll deductions of up to 20% of their total compensation. The maximum number of shares a participant may purchase during a single purchase period is 20,000 shares.

    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 purchase plan is generally 85% of the lower of the fair market value of the common stock either at the beginning or at the end of the offering period.

    In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with QuickLogic.

    Rights granted under the 1999 purchase plan are not transferable by a participant other than upon death or by a special determination by the plan administrator. The 1999 purchase plan provides that if we merge with or into another corporation or sell substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

    Our board of directors has the authority to amend or terminate the 1999 purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1999 purchase plan, provided that the board of directors may terminate an offering period on any exercise date if the board determines that the termination of the 1999 purchase plan is in the best interests of QuickLogic and its stockholders. Notwithstanding anything to the contrary, the board of directors may in its sole discretion amend the 1999 purchase plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless sooner terminated by our board of directors, the 1999 purchase plan will terminate automatically ten years from its effective date.

                              CERTAIN TRANSACTIONS

SERIES F PREFERRED FINANCING

    In November 1996 and January 1997, we sold 1,286,020 shares of our Series F convertible preferred stock at a price of $6.96 per share. We sold the shares pursuant to a preferred stock purchase agreement and a registration rights agreement under which we made standard representations, warranties and covenants, and provided the purchasers with registration rights and information rights. See "Shares Eligible for Future Sale--Registration Rights." The purchasers of the Series F preferred stock included the following principal stockholders, directors and affiliated entities:

                                                                                          COMMON
                                                                                        EQUIVALENT    AGGREGATE
                   STOCKHOLDERS, DIRECTORS AND AFFILIATED ENTITIES                        SHARES    PURCHASE PRICE
--------------------------------------------------------------------------------------  ----------  --------------
Hua-Thye Chua.........................................................................      16,667   $    116,000
Morgenthaler Venture Partners III.....................................................      92,014        640,416
New Enterprise Associates and affiliated funds........................................     132,048        919,050
Sequoia Capital and affiliated funds..................................................      35,920        250,000
Technology Venture Investors IV LP and affiliated funds...............................     143,679      1,000,000
U.S. Venture Partners and affiliated funds............................................      86,207        600,000
Vertex Investments and affiliated funds...............................................     215,517      1,500,000

    All shares listed as held by Hua-Thye Chua are held in trust for his children.

CYPRESS TRANSACTION

    We entered into an agreement with Cypress in 1992 to obtain guaranteed fabrication capacity and to secure a second source for our FPGA products. By 1997, wafer fabrication capacity was no longer scarce and we had established a customer base and reputation. Accordingly, we determined that the agreement with Cypress was no longer beneficial to us. In March 1997, we terminated the agreement and entered into a wafer fabrication agreement and cross license agreement. See "Business-- Manufacturing." In exchange for the termination and the reversion of the rights to the intellectual property covered by that agreement to us, we also paid Cypress $4.5 million in cash and agreed to issue 3,037,786 shares of our common stock to Cypress, resulting in a charge of approximately $23.0 million in the first quarter of 1997.

    In addition to the amounts paid in connection with the termination of the 1992 agreement, payments to Cypress in connection with our foundry agreements were $7.6 million, $13.0 million, $2.7 million, and $1.4 million for 1996, 1997, 1998 and for the first six months of 1999, respectively.

    Under the terms of the cross-license agreement, Cypress granted us a royalty-free, non-exclusive, non-sublicensable license to make and sell programmable logic products under patents that are currently issued to Cypress or that issue prior to March 2007. We granted a reciprocal right to Cypress under our patents, except that the license does not extend to programmable metal FPGAs or products that are pin-compatible with our existing pASIC 1 and pASIC 2 products. In the event we are acquired, the license continues only as to those products that were commercially available as of the acquisition or subsequently become commercially available within one year after the acquisition. We also licensed to each other rights to use the technology developed under the 1992 agreement. The shares we issued to Cypress in connection with the termination of the 1992 agreement contained the same contractual rights as the shares of preferred stock held by Cypress. We also granted the following registration rights to Cypress that other holders of registration rights were not granted:

    - Cypress may require us to use our best efforts to file a registration statement with respect to all of the shares held by Cypress and not sold in this offering, 180 days following this offering.

    - Cypress may not be cut-back to less than one-third of the shares of common stock to be registered by Cypress in subsequent public offerings.

    - Our other stockholders do not have the right to have their shares included in the Cypress registration. See "Description of Capital
      Stock--Registration Rights."

LOANS TO EXECUTIVE OFFICER

    We have made loans to John Birkner, Vice President, Chief Technical Officer. Mr. Birkner's current loan obligation to us totals $121,000 plus accrued interest of approximately $76,000 at annual rates ranging from 6.7% to 8.5%. This loan is evidenced by demand promissory notes from Mr. Birkner to us, secured by a pledge of shares of QuickLogic stock held by Mr. Birkner. The largest principal amount ever outstanding under these loans is $121,000. These loans were approved by our board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of September 30, 1999, as adjusted to reflect the sale of shares offered by:


    - each person known by us to own beneficially more than 5% of our outstanding stock, including the selling stockholder;

    - each of our directors;

    - each named executive officer; and

    - all current executive officers and directors as a group.


    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed outstanding. Percentage of beneficial ownership is based upon 14,309,070 shares of common stock outstanding prior to this offering and 17,642,570 shares of common stock outstanding after this offering based on the number of shares outstanding as of September 30, 1999. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.



    All shares shown below for Messrs. Hart, Burger, Zimmerman, Ward, Simpson, Beadle and Callahan represent shares issuable upon exercise of stock options. Of the shares shown below for Messrs. Chan and Chua, 40,541 shares represent shares issuable upon exercise of stock options for Mr. Chan and 11,458 shares represent shares issuable upon exercise of stock options for Mr. Chua.

                                                        BENEFICIALLY OWNED                    SHARES BENEFICIALLY
                                                         PRIOR TO OFFERING      NUMBER OF     OWNED AFTER OFFERING
                                                      -----------------------  SHARES BEING  ----------------------
              NAME OF BENEFICIAL OWNER                  NUMBER      PERCENT      OFFERED       NUMBER     PERCENT
----------------------------------------------------  ----------  -----------  ------------  ----------  ----------
Cypress Semiconductor Corporation ..................   3,896,415       27.23%    3,333,500      562,915        3.19%
  3901 N. First Street
  San Jose, CA 95134

Technology Venture Investors (1) ...................   1,682,040       11.76%           --    1,682,040        9.53%
  3000 Sand Hill Road
  Bldg. 4, Suite 280
  Menlo Park, CA 94025

U.S. Venture Partners (2) ..........................   1,406,615        9.83%           --    1,406,615        7.97%
  2180 Sand Hill Road
  Suite 300
  Menlo Park, CA 94025

Vertex Investments (3) .............................   1,360,869        9.51%           --    1,360,869        7.71%
  3 Lagoon Drive, Ste. 220
  Redwood City, CA 94065

Sequoia Capital (4) ................................   1,122,446        7.77%           --    1,122,447        6.31%
  3000 Sand Hill Road
  Bldg. 4, Suite 280
  Menlo Park, CA 94025

New Enterprise Associates (5) ......................     893,953        6.25%           --      893,953        5.07%
  1119 St. Paul Street
  Baltimore, MD 21202

Morganthaler Venture Partners ......................     821,311        5.74%           --      821,311        4.66%
  2780 Sand Hill Road, Suite 280
  Menlo Park, CA 94025

E. Thomas Hart......................................     514,063        3.47%           --      514,063        2.83%

Andrew K. Chan (6)..................................     207,208        1.44%           --      207,208        1.17%

Hua-Thye Chua (7)...................................     194,791        1.36%           --      194,791        1.10%

Scott D. Ward.......................................      79,688           *            --       79,688           *

Reynold W. Simpson..................................      68,229           *            --       68,229           *

Ronald D. Zimmerman.................................      59,583           *            --       59,583           *

Donald P. Beadle....................................      23,876           *            --       23,876           *

Michael J. Callahan.................................      22,313           *            --       22,313           *

Irwin Federman (8)..................................          --          --            --           --          --

Michael Burger......................................          --          --            --       --              --

All current executive officers and directors as a
  group (11 persons)................................   1,193,397        7.88%           --    1,193,397        6.46%


---------

*   Less than 1% of the outstanding common stock.

(1) Includes 1,596,294 shares held by Technology Investors Group LLC-IV; 84,131 shares held by Technology Venture Investors IV LP-3, L.P.; and 1,615 shares held by TVI Management-3, L.P.

(2) Includes 936,455 shares held by U.S. Venture Partners III; 359,874 shares held by U.S.V. Entrepreneur Partners; 45,270 shares held by Second Ventures II, L.P.; 29,264 shares held by Second Ventures Limited Partnership by BHMS Partners III; 22,818 shares held by U.S. Venture Partners IV, L.P.; and 12,934 shares held by U.S.V.P. Entrepreneur Partners II, L.P.

(3) Includes 1,026,303 shares held by Vertex Investment International III, Inc.; 214,824 shares held by Vertex Investment (II) Limited; 95,776 shares held by Vertex Asia Limited; and 23,965 shares held by HWH Investment Pte. Ltd.

(4) Includes 1,019,887 shares held by Sequoia Capital V; 55,800 shares held by Sequoia Technology Partners V; 17,990 shares hold by Sequoia XXI; 12,744 shares held by Sequoia XXIV; 7,751 shares held by Sequoia Capital XXI; 5,000 shares held by Sequoia XX; and 3,275 shares held by Sequoia XXIII.

(5) Includes 858,033 shares held by New Enterprise Associates VI, Limited Partnership and 35,920 shares held by New Venture Partners III L.P.

(6) Includes 146,667 shares beneficially owned by Mr. Chan as trustee for Andrew Ka-Lab Chan and Amy Shuk-Chun Chan, Trustees or successor(s), U/A of trust dated January 30, 1991; 5,000 shares beneficially owned by Mr. Chan for Michael P. Gamboa, Trustee under Erica H. Chan trust agreement dated May 14, 1992; 5,000 shares beneficially owned by Mr. Chan for Michael P. Gamboa, Trustee under Rebecca H. Chan trust agreement dated May 14, 1992; 5,000 shares beneficially owned by Mr. Chan for Michael P. Gamboa, Trustee under Vicki H. Chan trust agreement dated May 14, 1992; 2,500 shares beneficially owned by Mr. Chan for Clement Chan and Susie S.J. Chan, Trustees under Nicholas Chan trust agreement dated July 3, 1997; 2,500 shares beneficially owned by Mr. Chan for Clement Chan and Susie S.J. Chan, Trustees under Phillip Chan trust agreement dated July 3, 1996.

(7) Includes 64,792 shares owned by Mr. Chua; 35,209 shares beneficially owned by Mr. Chua, as trustee for H.T. Chua & Jessie Chua TTEES for the H.T. Chua Trust Agreement dated December 20, 1974; 20,833 shares beneficially owned by Mr. Chua, as custodian for The Bryan Shyang-Ming Chua Trust dated December 19, 1975; 20,833 shares beneficially owned by Mr. Chua, as custodian for Caroline Siok-Yau Chua Trust dated December 19, 1975; 20,833 shares beneficially owned by Mr. Chua, as custodian for Cathleen Siok-Syuan Chua Trust dated December 19, 1975; and 20,833 shares beneficially owned by Mr. Chua, as custodian for Christine Siok-Pee Chua Trust dated December 19, 1975.

(8) Excludes 1,406,614 shares held by U.S. Venture Partners. Mr. Federman is a general partner of U.S. Venture Partners. See footnote 2 above. Mr. Federman disclaims beneficial ownership of all shares held by U.S. Venture Partners entities except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the completion of this offering, we will be authorized to issue up to 110,000,000 shares, $0.001 par value, to be divided into two classes to be designated, respectively, "common stock" and "preferred stock." Of such shares authorized, 100,000,000 shares shall be designated as common stock, and 10,000,000 shares shall be designated as preferred stock.

COMMON STOCK


    As of September 30, 1999, there were 14,309,070 shares of common stock outstanding that were held of record by approximately 263 stockholders (assuming conversion of all shares of preferred stock outstanding as of September 30, 1999 into 9,911,665 shares of common stock). There will be 17,642,570 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of common stock offered in this offering. As of September 30, 1999, there are outstanding options to purchase a total of 2,994,261 shares of our common stock under our stock plans.


    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

    Our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of QuickLogic. We have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS


    Following the closing of this offering, the holders of approximately 9,053,036 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 30% of these securities, or the holders of a lesser percentage if the amount registered is greater than $5 million, have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register all or a portion of their shares on Form S-3, subject to certain conditions and limitations.

    In connection with our transaction with Cypress, we granted Cypress registration rights in addition to those held by our other stockholders. See "--Certain Transactions--Cypress Transaction."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND
  BYLAWS

    Our certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. When this classification is effective, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. However, until this classification of our board of directors is effective, and because our stockholders have no cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. Our certificate of incorporation and bylaws also provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, or special committee thereof, may call a special meeting of stockholders.

    The combination of the classification of our board of directors, when effective, and lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of QuickLogic by replacing our board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of QuickLogic.

    These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of QuickLogic. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies approved by it and to discourage certain types of transactions that may involve an actual or threatened change of control of QuickLogic. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

SECTION 203 OF THE DELAWARE CORPORATION LAW

    We are subject to Section 203 of the Delaware Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by certain employee stock plans; or

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combinations to include the following:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any losses, advances, guarantees, pledges or other financial benefits by or through the corporation.

    In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ NATIONAL MARKET LISTING

    Application has been made for quotation of our common stock on the Nasdaq National Market under the symbol "QUIK."

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, we will have 17,642,570 shares of common stock outstanding based on shares outstanding as of September 30, 1999. Of these shares, the 6,667,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the regulations promulgated thereunder.



    Of these shares, the remaining 10,975,570 shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:


    - beginning 90 days after the effective date, no shares will become eligible for sale subject to the provisions of Rules 144 and 701 as a result of agreements not to sell such shares entered into with us and the underwriters, or lock-up agreements; and


    - beginning 180 days after the date of this prospectus, 10,975,570 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of lock-up agreements.



    Beginning 180 days after the date of this prospectus, 1,399,188 additional shares subject to vested options as of the date of completion of this offering will be available for sale subject to compliance with Rule 701 and upon the expiration of lock-up agreements. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.



    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately 176,400 shares immediately after this offering), or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of QuickLogic at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.


    Any of our employees, officers, directors or consultants who purchased his or her shares prior to the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the date of completion of this offering. However, we and certain officers, directors and other stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."


    After this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register outstanding options to purchase common stock and shares of common stock reserved for issuance under the 1989 stock option plan, 1999 stock option plan and 1999 employee stock purchase plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing. As of September 30, 1999, options to purchase a total of 2,994,261 shares were outstanding and 5,000,000 shares were reserved for future issuance under our 1999 stock option plan; 736,828 shares were reserved but unissued under our 1989 stock option plan; and 2,000,000 shares were reserved for issuance under our employee stock purchase plan. All such options are subject to lock-up agreements.


    Prior to this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc., and SoundView Technology Group, Inc. have severally agreed with QuickLogic, subject to the terms and conditions set forth in the underwriting agreement, to purchase from QuickLogic and the selling stockholder the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                   NUMBER OF
                                   UNDERWRITER                                       SHARES
---------------------------------------------------------------------------------  ----------
BancBoston Robertson Stephens Inc................................................
Bear, Stearns & Co. Inc..........................................................
SoundView Technology Group, Inc..................................................
                                                                                   ----------


                            INTERNATIONAL UNDERWRITER
---------------------------------------------------------------------------------
BancBoston Robertson Stephens International Limited..............................
Bear, Stearns International Limited..............................................
SoundView Technology Group, Inc..................................................
                                                                                   ----------
    Total........................................................................   6,667,000
                                                                                   ----------
                                                                                   ----------

    QuickLogic and the selling stockholder have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price
less a concession of not in excess of $            per share, of which
$            may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by QuickLogic and the selling stockholder as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    OVER-ALLOTMENT OPTION. QuickLogic and the selling stockholder have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,000,050 additional shares of common stock at the same price per share as QuickLogic and the selling stockholder will receive for their 6,667,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 6,667,000 shares are being sold. QuickLogic and the selling stockholder will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If such option is exercised in full, the total public offering price, underwriting discounts and commissions, and proceeds to QuickLogic and the selling stockholder will be
$            , $            , $            and $            , respectively.

    The following table summarizes the compensation and expenses we will pay.

                                                                                          TOTAL
                                                                        ------------------------------------------
                                                                                       WITHOUT           WITH
                                                                        PER SHARE   OVER-ALLOTMENT  OVER-ALLOTMENT
                                                                        ----------  --------------  --------------
Underwriting discounts and commissions paid by QuickLogic and the
  selling stockholder.................................................  $            $               $
Expenses payable by us................................................  $            $               $

    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters, QuickLogic and the selling stockholder against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    LOCK-UP AGREEMENTS. Each of QuickLogic's executive officers, directors, and 1% stockholders has agreed with the representatives of the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of QuickLogic's stockholders providing consent by the representatives to the sale of shares prior to the expiration of the lock-up period.

    FUTURE SALES. In addition, we have agreed that during the lock-up period, we will not, without the consent of BancBoston Robertson Stephens Inc., subject to certain exceptions,

    - consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period or

    - issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than QuickLogic's sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans provided such options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

    LISTING. Application has been made for quotation on the Nasdaq National Market under the symbol "QUIK."

    NO PRIOR PUBLIC MARKET. Prior to this offering, there has been no public market for the common stock of QuickLogic. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between QuickLogic and the representatives of the underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of QuickLogic, market valuations of other companies that QuickLogic and the representatives believe to be comparable to QuickLogic, estimates of the business potential of QuickLogic, the present state of QuickLogic's development and other factors deemed relevant.

    STABILIZATION. The representatives of the underwriters have advised QuickLogic that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised QuickLogic that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


    DIRECTED SHARE PROGRAM. At the request of QuickLogic, the underwriters have reserved up to 333,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to customers, sales representatives and other business associates of QuickLogic. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.


                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California. As of the date of this prospectus, WS Investment Company, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of that firm, beneficially own an aggregate of 18,884 shares of QuickLogic common stock.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 appearing in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits, schedules and amendments to the registration statement, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

    You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://www.sec.gov.

    As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

    We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                             QUICKLOGIC CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL SATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Consolidated Balance Sheet as of December 31, 1997, 1998 and June 30, 1999 (unaudited).....................         F-3

Consolidated Statement of Operations for the Years Ended December 31, 1996, 1997 and 1998 and the Six
  Months Ended June 30, 1998 (unaudited) and 1999 (unaudited)..............................................         F-4

Consolidated Statement of Stockholders' Equity (Deficit) for the Years Ended December 31, 1996, 1997 and
  1998 and the Six Months Ended June 30, 1999 (unaudited)..................................................         F-5

Consolidated Statement of Cash Flows for the Three Years Ended December 31, 1996, 1997 and 1998 and the Six
  Months Ended June 30, 1998 (unaudited) and 1999 (unaudited)..............................................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of QuickLogic Corporation



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of QuickLogic Corporation and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
San Jose, California
June 7, 1999, except as to Note 13,
  which is as of October 7, 1999

                             QUICKLOGIC CORPORATION

                           CONSOLIDATED BALANCE SHEET

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                             PRO FORMA
                                                                                                            STOCKHOLDERS'
                                                                             DECEMBER 31,                      EQUITY
                                                                        ----------------------   JUNE 30,     JUNE 30,
                                                                           1997        1998        1999         1999
                                                                        ----------  ----------  ----------  ------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash................................................................  $    7,331  $    7,595  $    8,185
  Accounts receivable, net of allowances for doubtful accounts and sales returns and allowances of $2,628, $3,272 and $2,340
    (unaudited).......................................................       2,892       2,031       4,505
  Inventory...........................................................       5,869       2,877       2,613
  Other current assets................................................         286         730         898
                                                                        ----------  ----------  ----------
    Total current assets..............................................      16,378      13,233      16,201
Property and equipment, net...........................................       3,530       2,892       3,162
Other assets..........................................................          43          43          43
                                                                        ----------  ----------  ----------
                                                                        $   19,951  $   16,168  $   19,406
                                                                        ----------  ----------  ----------
                                                                        ----------  ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
  Trade payables......................................................  $    2,801  $    2,204  $    4,117
  Accrued liabilities.................................................       2,440       2,425       2,312
  Deferred income on shipments to distributors........................       5,996       4,737       5,617
  Current portion of long-term obligations............................       2,746       7,186       6,897
                                                                        ----------  ----------  ----------
    Total current liabilities.........................................      13,983      16,552      18,943
  Long-term obligations...............................................       7,724         591         161
                                                                        ----------  ----------  ----------
                                                                            21,707      17,143      19,104
                                                                        ----------  ----------  ----------
  Commitments and contingencies (Notes 11 and 12)
Stockholders' equity (deficit)
  Preferred stock, $0.001 par value; 61,568 shares authorized; 9,912 shares outstanding; 10,000 authorized, none issued or outstanding
    at June 30, 1999 on a pro forma basis (unaudited).................          10          10          10           --
  Common stock, $0.001 par value; 105,000 shares authorized; 1,159 and
    4,279 and 4,301 (unaudited) shares outstanding; 100,000
    authorized, 14,213 shares issued and outstanding at June 30, 1999
    on a pro forma basis (unaudited)..................................           1           4           4           14
  Common stock to be issued: 3,038 shares.............................      18,409          --          --           --
  Additional paid-in capital..........................................      43,435      61,388      61,730       61,730
  Stockholder note receivable.........................................        (121)       (121)       (121)        (121)
  Deferred compensation...............................................      (2,073)     (1,084)     (1,136)      (1,136)
  Accumulated deficit.................................................     (61,417)    (61,172)    (60,185)     (60,185)
                                                                        ----------  ----------  ----------  ------------
    Total stockholders' equity (deficit)..............................      (1,756)       (975)        302          302
                                                                        ----------  ----------  ----------  ------------
                                                                                                            ------------
                                                                        $   19,951  $   16,168  $   19,406
                                                                        ----------  ----------  ----------
                                                                        ----------  ----------  ----------

                 See Notes to Consolidated Financial Statements

                             QUICKLOGIC CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,             JUNE 30,
                                                         --------------------------------  --------------------
                                                           1996        1997       1998       1998       1999
                                                         ---------  ----------  ---------  ---------  ---------
                                                                                               (UNAUDITED)
Revenue................................................  $  23,758  $   28,460  $  30,007  $  14,078  $  18,425
Cost of revenue........................................     11,158      16,855     14,303      6,803      7,958
                                                         ---------  ----------  ---------  ---------  ---------
Gross profit...........................................     12,600      11,605     15,704      7,275     10,467

Operating expenses:
  Research and development.............................      4,642       6,235      6,294      2,932      3,567
  Selling, general and administrative..................      7,730      10,981      9,368      4,648      6,000
  Contract termination and legal.......................      4,125      28,309         --         --         --
                                                         ---------  ----------  ---------  ---------  ---------
    Net operating income (loss)........................     (3,897)    (33,920)        42       (305)       900
  Interest expense.....................................        (60)       (162)      (161)       (86)       (49)
  Interest income and other, net.......................        360         434        364        202        136
                                                         ---------  ----------  ---------  ---------  ---------
Net income (loss)......................................  $  (3,597) $  (33,648) $     245  $    (189) $     987
                                                         ---------  ----------  ---------  ---------  ---------
                                                         ---------  ----------  ---------  ---------  ---------
Net income (loss) per share:
  Basic................................................  $   (4.66) $   (10.41) $    0.06  $   (0.05) $    0.23
                                                         ---------  ----------  ---------  ---------  ---------
                                                         ---------  ----------  ---------  ---------  ---------
  Diluted..............................................  $   (4.66) $   (10.41) $    0.02  $   (0.05) $    0.07
                                                         ---------  ----------  ---------  ---------  ---------
                                                         ---------  ----------  ---------  ---------  ---------
Weighted average shares:
  Basic................................................        772       3,232      4,231      4,200      4,286
                                                         ---------  ----------  ---------  ---------  ---------
                                                         ---------  ----------  ---------  ---------  ---------
  Diluted..............................................        772       3,232     14,645      4,200     15,042
                                                         ---------  ----------  ---------  ---------  ---------
                                                         ---------  ----------  ---------  ---------  ---------
Pro forma net income per share:
  Basic (unaudited)....................................                         $    0.02             $    0.07
                                                                                ---------             ---------
                                                                                ---------             ---------
  Diluted (unaudited)..................................                         $    0.02             $    0.07
                                                                                ---------             ---------
                                                                                ---------             ---------
Pro forma weighted average shares:
  Basic (unaudited)....................................                            14,143                14,198
                                                                                ---------             ---------
                                                                                ---------             ---------
  Diluted (unaudited)..................................                            14,645                15,042
                                                                                ---------             ---------
                                                                                ---------             ---------

                 See Notes to Consolidated Financial Statements

                             QUICKLOGIC CORPORATION
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                           CONVERTIBLE
                                                         PREFERRED STOCK    COMMON STOCK
                                                         ---------------   ---------------
                                                         SHARES   AMOUNT   SHARES   AMOUNT
                                                         ------   ------   ------   ------
Balance at December 31, 1995                             8,622     $ 9       638     $ 1
  Common stock issued under stock option plan, net of
    repurchases........................................     --      --       190      --
  Issuance of Series E preferred stock in exchange for
    services...........................................      4      --        --      --
  Issuance of Series F preferred stock for cash, net of
    issuance cost......................................  1,167       1        --      --
  Deferred compensation, net of terminations...........     --      --        --      --
  Amortization of deferred compensation................     --      --        --      --
  Net loss.............................................     --      --        --      --
                                                         ------   ------   ------   ------
Balance at December 31, 1996...........................  9,793      10       828       1
  Common stock issued under stock option plan, net of
    repurchases........................................     --      --       331      --
  Issuance of Series F preferred stock for cash, net of
    issuance cost......................................    119      --        --      --
  Common stock to be issued in exchange for contract
    termination........................................     --      --        --      --
  Deferred compensation, net of terminations...........     --      --        --      --
  Amortization of deferred compensation................     --      --        --      --
  Note receivable from stockholder.....................     --      --        --      --
  Net loss.............................................     --      --        --      --
                                                         ------   ------   ------   ------
Balance at December 31, 1997...........................  9,912      10     1,159       1
  Common stock issued under stock option plan, net of
    repurchases........................................     --      --        82      --
  Common stock issued in exchange for contract
    termination........................................     --      --     3,038       3
  Deferred compensation, net of terminations...........     --      --        --      --
  Amortization of deferred compensation................     --      --        --      --
  Net income...........................................     --      --        --      --
                                                         ------   ------   ------   ------
Balance at December 31, 1998...........................  9,912      10     4,279       4
  Common stock issued under stock option plan, net of
    repurchases (unaudited)............................     --      --        22      --
  Deferred compensation, net of terminations
    (unaudited)........................................     --      --        --      --
  Amortization of deferred compensation (unaudited)....     --      --        --      --
  Net income (unaudited)...............................     --      --        --      --
                                                         ------   ------   ------   ------
Balance at June 30, 1999 (unaudited)...................  9,912     $10     4,301     $ 4
                                                         ------   ------   ------   ------
                                                         ------   ------   ------   ------

                                                           COMMON STOCK
                                                           TO BE ISSUED    ADDITIONAL   STOCKHOLDER
                                                         ----------------   PAID-IN        NOTE         DEFERRED     ACCUMULATED
                                                         SHARES   AMOUNT    CAPITAL     RECEIVABLE    COMPENSATION     DEFICIT
                                                         ------  --------  ----------   -----------   ------------   -----------
Balance at December 31, 1995                                --   $     --   $31,430        $(119)       $    --       $(24,172)
  Common stock issued under stock option plan, net of
    repurchases........................................     --         --        99           --             --             --
  Issuance of Series E preferred stock in exchange for
    services...........................................     --         --        15           --             --             --
  Issuance of Series F preferred stock for cash, net of
    issuance cost......................................     --         --     8,089           --             --             --
  Deferred compensation, net of terminations...........     --         --       851           --           (851)            --
  Amortization of deferred compensation................     --         --        --           --             43             --
  Net loss.............................................     --         --        --           --             --         (3,597)
                                                         ------  --------  ----------   -----------   ------------   -----------
Balance at December 31, 1996...........................     --         --    40,484         (119)          (808)       (27,769)
  Common stock issued under stock option plan, net of
    repurchases........................................     --         --       280           --             --             --
  Issuance of Series F preferred stock for cash, net of
    issuance cost......................................     --         --       781           --             --             --
  Common stock to be issued in exchange for contract
    termination........................................  3,038     18,409        --           --             --             --
  Deferred compensation, net of terminations...........     --         --     1,890           --         (1,890)            --
  Amortization of deferred compensation................     --         --        --           --            625             --
  Note receivable from stockholder.....................     --         --        --           (2)            --             --
  Net loss.............................................     --         --        --           --             --        (33,648)
                                                         ------  --------  ----------   -----------   ------------   -----------
Balance at December 31, 1997...........................  3,038     18,409    43,435         (121)        (2,073)       (61,417)
  Common stock issued under stock option plan, net of
    repurchases........................................     --         --       110           --             --             --
  Common stock issued in exchange for contract
    termination........................................  (3,038)  (18,409)   18,406           --             --             --
  Deferred compensation, net of terminations...........     --         --      (563)          --            563             --
  Amortization of deferred compensation................     --         --        --           --            426             --
  Net income...........................................     --         --        --           --             --            245
                                                         ------  --------  ----------   -----------   ------------   -----------
Balance at December 31, 1998...........................     --         --    61,388         (121)        (1,084)       (61,172)
  Common stock issued under stock option plan, net of
    repurchases (unaudited)............................     --         --        55           --             --             --
  Deferred compensation, net of terminations
    (unaudited)........................................     --         --       287           --           (287)            --
  Amortization of deferred compensation (unaudited)....     --         --        --           --            235             --
  Net income (unaudited)...............................     --         --        --           --             --            987
                                                         ------  --------  ----------   -----------   ------------   -----------
Balance at June 30, 1999 (unaudited)...................     --   $     --   $61,730        $(121)       $(1,136)      $(60,185)
                                                         ------  --------  ----------   -----------   ------------   -----------
                                                         ------  --------  ----------   -----------   ------------   -----------

                                                             TOTAL
                                                         STOCKHOLDERS'
                                                            EQUITY
                                                           (DEFICIT)
                                                         -------------
Balance at December 31, 1995                                $ 7,149
  Common stock issued under stock option plan, net of
    repurchases........................................          99
  Issuance of Series E preferred stock in exchange for
    services...........................................          15
  Issuance of Series F preferred stock for cash, net of
    issuance cost......................................       8,090
  Deferred compensation, net of terminations...........          --
  Amortization of deferred compensation................          43
  Net loss.............................................      (3,597)
                                                         -------------
Balance at December 31, 1996...........................      11,799
  Common stock issued under stock option plan, net of
    repurchases........................................         280
  Issuance of Series F preferred stock for cash, net of
    issuance cost......................................         781
  Common stock to be issued in exchange for contract
    termination........................................      18,409
  Deferred compensation, net of terminations...........          --
  Amortization of deferred compensation................         625
  Note receivable from stockholder.....................          (2)
  Net loss.............................................     (33,648)
                                                         -------------
Balance at December 31, 1997...........................      (1,756)
  Common stock issued under stock option plan, net of
    repurchases........................................         110
  Common stock issued in exchange for contract
    termination........................................          --
  Deferred compensation, net of terminations...........          --
  Amortization of deferred compensation................         426
  Net income...........................................         245
                                                         -------------
Balance at December 31, 1998...........................        (975)
  Common stock issued under stock option plan, net of
    repurchases (unaudited)............................          55
  Deferred compensation, net of terminations
    (unaudited)........................................          --
  Amortization of deferred compensation (unaudited)....         235
  Net income (unaudited)...............................         987
                                                         -------------
Balance at June 30, 1999 (unaudited)...................     $   302
                                                         -------------
                                                         -------------

                 See Notes to Consolidated Financial Statements

                             QUICKLOGIC CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                                 SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,             JUNE 30,
                                                             --------------------------------  --------------------
                                                               1996        1997       1998       1998       1999
                                                             ---------  ----------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)........................................  $  (3,597) $  (33,648) $     245  $    (189) $     987
  Adjustments to reconcile net loss to net cash used for
    operating activities:
    Depreciation and other non-cash charges................        235         817      1,322        614        761
    Provision for doubtful accounts and sales returns......      3,250       6,001      5,031      3,325      3,399
    Amortization of deferred compensation..................         43         625        426        221        235
    Gain on disposal of assets.............................         --          --         (5)        (5)        --
    Contract termination and other.........................      4,125      28,309         --         --         --
    Changes in assets and liabilities:
      Accounts receivable..................................     (3,179)     (6,284)    (4,170)    (1,661)    (5,873)
      Inventory............................................     (1,924)     (1,225)     2,992      1,222        264
      Prepaid and other assets.............................     (4,555)       (253)      (444)       (25)      (168)
      Accounts payable.....................................      1,434        (243)      (597)      (557)     1,913
      Accrued liabilities and other........................       (409)      4,453     (2,477)    (1,147)       767
                                                             ---------  ----------  ---------  ---------  ---------
        Net cash provided by (used for) operating
          activities.......................................     (4,577)     (1,448)     2,323      1,798      2,285
                                                             ---------  ----------  ---------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures for property and equipment, net of
    dispositions...........................................     (1,478)     (2,639)      (679)      (174)    (1,031)
  Proceeds on sale of investments..........................      4,000          --         --         --         --
                                                             ---------  ----------  ---------  ---------  ---------
        Net cash provided by (used for) investing
          activities.......................................      2,522      (2,639)      (679)      (174)    (1,031)
                                                             ---------  ----------  ---------  ---------  ---------
Cash flows from financing activities:
  Payment of debt obligations..............................       (124)     (1,473)    (1,490)    (1,631)      (832)
  Proceeds from issuance of common stock, net..............         99         280        110         85         55
  Proceeds from issuance of preferred stock, net...........      8,090         781         --         --         --
  Note receivable from stockholder.........................         --          (2)        --         --         --
  Borrowings from bank.....................................        470       1,496         --         --        113
                                                             ---------  ----------  ---------  ---------  ---------
        Net cash provided by (used for) financing
          activities.......................................      8,535       1,082     (1,380)    (1,546)      (664)
                                                             ---------  ----------  ---------  ---------  ---------
Net increase (decrease) in cash............................      6,480      (3,005)       264         78        590
Cash at beginning of period................................      3,856      10,336      7,331      7,331      7,595
                                                             ---------  ----------  ---------  ---------  ---------
Cash at end of period......................................  $  10,336  $    7,331  $   7,595  $   7,409  $   8,185
                                                             ---------  ----------  ---------  ---------  ---------
                                                             ---------  ----------  ---------  ---------  ---------
Non-cash transactions:
  Inventory acquired in exchange for note payable..........  $      --  $    1,396  $      --  $      --  $      --
                                                             ---------  ----------  ---------  ---------  ---------
                                                             ---------  ----------  ---------  ---------  ---------


                 See Notes to Consolidated Financial Statements

                             QUICKLOGIC CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND BASIS OF PRESENTATION

    QuickLogic Corporation ("QuickLogic" or the "Company") was incorporated in California in April 1988. The Company operates in a single industry segment where it designs, develops, markets and supports advanced field programmable gate array semiconductors ("FPGAs"), embedded standard products ("ESPs") and associated software tools.

    The Company's fiscal year ends on the Sunday closest to December 31. The six month periods end on the Sunday closest to June 30. For presentation purposes, the financial statements and notes have been presented as ending on the last day of the nearest calendar month.

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, QuickLogic International, Inc. All significant intercompany accounts and transactions are eliminated in consolidation.

  USES OF ESTIMATES

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates, particularly in relation to sales returns and allowances, and product obsolescence.

  INTERIM RESULTS (UNAUDITED)

    The accompanying balance sheet as of June 30, 1999, the statements of operations and of cash flows for the six months ended June 30, 1998 and 1999 and the statement of stockholders' equity (deficit) for the six months ended June 30, 1999 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The data disclosed in these financial statements, including notes to the financial statements, at such date and for such periods are unaudited. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    All highly-liquid investments purchased with a remaining maturity of three months or less are considered cash equivalents. All short-term investments are classified as available for sale and are accounted for at fair value with unrealized gains and losses, if any, reported as a separate component of stockholders' equity. Management determines the appropriate classification of investments at the time of purchase and reassesses the classification at each reporting date.

                             QUICKLOGIC CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of financial instruments are determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret and analyze the available data and to develop estimates. Accordingly, estimates could differ significantly from the amounts the Company would realize in a current market exchange. The estimated fair value of all financial instruments at December 31, 1997 and 1998, approximate the amounts presented in the balance sheet.

  INVENTORY

    Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the asset's estimated useful life of two to seven years. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the facility lease term or the estimated useful lives of the improvements.

  LONG-LIVED ASSETS

    The Company reviews the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

  REVENUE RECOGNITION

    The Company sells to certain distributors under agreements which allow certain rights of return and price adjustments on unsold inventory. Amounts billed to such distributors for shipments are included as accounts receivable, inventory is relieved, and the related revenue and cost of revenue are deferred and the resultant gross profit is recorded as a current liability, deferred income on shipments to distributors, until the inventory is resold by the distributor. Reserves for estimated returns and distributor price adjustments are provided against accounts receivable. Revenue to all other customers is recognized upon shipment. Software revenue is recognized when persuasive evidence of an agreement exists, delivery of the software has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collectibility is probable. Software revenues typically amount to less than 5% of total revenues.

  STOCK-BASED COMPENSATION

    The Company has elected to measure compensation costs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

                             QUICKLOGIC CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments and accounts receivable. Cash and short-term investments are maintained with high quality institutions. The Company's accounts receivable are derived primarily from sales to customers located in North America, Europe, Japan and Korea. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Bad debt write-offs to date have been immaterial.

    At December 31, 1998, accounts receivable from two customers both of which were distributors of the Company's products represent 18% and 15% of the Company's accounts receivable. At December 31, 1997, accounts receivable from the same two customers represented 24% and 29%, respectively, of the Company's accounts receivable.

  LITIGATION LIABILITIES

    The Company accrues for the cost of litigation in the period that costs become estimable and occurrence is determined to be probable. Accrued litigation liabilities of $8,203,000 and $6,500,000 at December 31, 1997 and 1998,
respectively, include estimated settlement costs and related legal fees (see Notes 4 and 12).

  SOFTWARE DEVELOPMENT COSTS

    Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. Development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability are capitalized, if material. To date, all software development costs have been expensed as incurred due to the insignificant development costs incurred during the short time period between the establishment of technological feasibility and general availability.

  PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

    If the offering contemplated by this prospectus is consummated, unaudited pro forma stockholders' equity would be adjusted for the conversion of 9,912,000 shares of preferred stock outstanding into 9,912,000 shares of common stock. The pro forma effect of this transaction has been reflected in the accompanying unaudited pro forma stockholders' equity as if such conversion had occurred as of June 30, 1999.

  NET INCOME (LOSS) PER SHARE

    Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of share assumed to be purchased from the exercise of stock

                             QUICKLOGIC CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) options. A reconciliation of the numerators and denominators of the basic and diluted per share computations is as follows (in thousands, except per share amounts):

                                                                                             SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                      --------------------------------  --------------------
                                                        1996        1997       1998       1998       1999
                                                      ---------  ----------  ---------  ---------  ---------
                                                                                            (UNAUDITED)
Numerator:
    Net income (loss)...............................  $  (3,597) $  (33,648) $     245  $    (189) $     987
                                                      ---------  ----------  ---------  ---------  ---------
                                                      ---------  ----------  ---------  ---------  ---------
Denominator:
    Common stock....................................        794       1,005      3,490      2,710      4,294
    Common stock to be issued.......................         --       2,278        759      1,519         --
    Less: Unvested common stock option exercises....        (22)        (51)       (18)       (29)        (8)
                                                      ---------  ----------  ---------  ---------  ---------
    Weighted average shares outstanding for basic...        772       3,232      4,231      4,200      4,286
                                                      ---------  ----------  ---------  ---------  ---------
    Convertible preferred stock.....................         --          --      9,912         --      9,912
    Stock options and warrants......................         --          --        484         --        836
    Unvested common stock option exercises..........         --          --         18         --          8
                                                      ---------  ----------  ---------  ---------  ---------
    Weighted average shares outstanding for
      diluted.......................................        772       3,232     14,645      4,200     15,042
                                                      ---------  ----------  ---------  ---------  ---------
                                                      ---------  ----------  ---------  ---------  ---------
    Net income (loss) per share
      Basic.........................................  $   (4.66) $   (10.41) $    0.06  $   (0.05) $    0.23
                                                      ---------  ----------  ---------  ---------  ---------
                                                      ---------  ----------  ---------  ---------  ---------
      Diluted.......................................  $   (4.66) $   (10.41) $    0.02  $   (0.05) $    0.07
                                                      ---------  ----------  ---------  ---------  ---------
                                                      ---------  ----------  ---------  ---------  ---------

    As a result of the net losses incurred by the Company during fiscal years 1996 and 1997 and for the six months ended June 30, 1998, all potential common shares were anti-dilutive and have been excluded from the diluted net loss per share calculation. For fiscal year 1998 and the six months ended June 30, 1999, stock options with an exercise price that equals or exceeds the average fair market value of the Company's common stock have been excluded from the computation of diluted net income per share as they would be anti-dilutive. The following table summarizes total securities outstanding as of each period end, on an as-converted basis, which were not included in the calculation of diluted net loss per share since their inclusion would have been anti-dilutive.

                                                                 DECEMBER 31,                  JUNE 30,
                                                       --------------------------------  --------------------
                                                         1996        1997       1998       1998       1999
                                                       ---------  ----------  ---------  ---------  ---------
                                                                           (IN THOUSANDS)    (UNAUDITED)
Preferred stock......................................      9,793       9,912         --      9,912         --
Unvested common stock subject to repurchase..........         22          51         --         29         --
Stock options........................................      1,284       2,006         --      1,983         --
Preferred stock warrants.............................         22          22         --         22         --

                             QUICKLOGIC CORPORATION

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  PRO FORMA NET INCOME PER SHARE (UNAUDITED)

    Pro forma basic net income per share for the year ended December 31, 1998 and six months ended June 30, 1999 is computed using the weighted average number of common shares outstanding, including the conversion of the Company's Convertible Preferred Stock outstanding into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1998 and January 1, 1999, respectively. Pro forma diluted net income per share is computed using the pro forma weighted average number of common and potential common shares outstanding. Pro forma potential common shares consist of Common Stock subject to repurchase and stock options and warrants using the treasury stock method.

  NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established a model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of Effective Date of FASB Statement No. 133," is effective for all fiscal quarters and years beginning after June 15, 2000. The Company does not currently, nor does it plan to, enter into, forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its consolidated financial statements.

  INCOME TAXES

    The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax liabilities and assets are determined based on the differences between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

  OTHER COMPREHENSIVE INCOME (LOSS)

    Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income
(loss) and its components in financial statements. Comprehensive income (loss) as defined, includes all changes in equity (net assets) during a period from nonowner sources. No items were included in other comprehensive income (loss) during 1996, 1997 and 1998.

                             QUICKLOGIC CORPORATION

NOTE 3--BALANCE SHEET COMPONENTS

                                                                  DECEMBER 31,
                                                              --------------------   JUNE 30,
                                                                1997       1998        1999
                                                              ---------  ---------  -----------
                                                                       (IN THOUSANDS)
                                                                                    (UNAUDITED)
Inventory:
  Raw materials.............................................  $     441  $      56   $     136
  Work-in-process...........................................      4,926      2,611       2,426
  Finished goods............................................        502        210          51
                                                              ---------  ---------  -----------
                                                              $   5,869  $   2,877   $   2,613
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------
Property and equipment:
  Equipment.................................................  $   4,326  $   4,733   $   5,584
  Software..................................................        991      1,059       1,231
  Furniture and fixtures....................................        766        761         770
  Leasehold improvements....................................        554        564         563
                                                              ---------  ---------  -----------
                                                                  6,637      7,117       8,148
Accumulated depreciation....................................     (3,107)    (4,225)     (4,986)
                                                              ---------  ---------  -----------
                                                              $   3,530  $   2,892   $   3,162
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------
Accrued liabilities:
  Accrued employee compensation.............................  $     739  $     935   $   1,091
  Other liabilities.........................................      1,701      1,490       1,221
                                                              ---------  ---------  -----------
                                                              $   2,440  $   2,425   $   2,312
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

NOTE 4--LONG-TERM OBLIGATIONS

                                                                 DECEMBER 31,
                                                             --------------------
                                                               1997       1998
                                                             ---------  ---------
                                                                (IN THOUSANDS)
Installment notes payable to bank..........................  $   1,743  $     966
Installment notes payable to vendor........................        295         --
Litigation accrual.........................................      8,203      6,500
Other......................................................        229        311
                                                             ---------  ---------
                                                                10,470      7,777
Current portion of long-term obligations...................     (2,746)    (7,186)
                                                             ---------  ---------
Long-term obligations......................................  $   7,724  $     591
                                                             ---------  ---------
                                                             ---------  ---------

    At December 31, 1997 and 1998, the Company had outstanding bank installment notes totaling $1,743,000 and $966,000, respectively. The notes bear interest at prime plus 0.25% (8.0% as of December 31, 1998), and are secured by the specific equipment financed. Principal payments are due in equal monthly installments over the term of the notes which mature between 1999 and 2000. At December 31, 1998, the Company was in violation of its bank covenants. Subsequently, the Company obtained a waiver for the covenants. In the quarter ended June 30, 1999, the Company entered into an extension to borrow up to $250,000 using bank installment notes which are secured by the specific

                             QUICKLOGIC CORPORATION

NOTE 4--LONG-TERM OBLIGATIONS (CONTINUED) equipment financed. At June 30, 1999, the Company had borrowed $113,000 under this facility. These notes mature in 2002. At June 30, 1999, the Company was in compliance with its covenants.

    At December 31, 1997, the Company had a $6.0 million bank facility which includes a $1.0 million export/import revolving line of credit and a $5.0 million domestic revolving line of credit. At December 31, 1997, no borrowings were outstanding against the revolving lines of credit. The Company elected not to renew the revolving lines of credit which expired in October 1998.

    In March 1997, the Company entered into an agreement to purchase certain inventory from Cypress Semiconductor Corporation payable under nine month interest-free notes. Purchases totaled approximately $1.4 million. The notes were fully paid by March 1998.

    In August 1998, the Company settled its lawsuit with Actel Corporation. The obligation for settlement and legal costs is payable quarterly through August 2001, subject to acceleration upon the completion of the Company's initial public offering. Management intends to complete such an initial public offering during 1999 and, accordingly, such obligations have been classified as current at December 31, 1998 (see Note 12).

NOTE 5--STOCKHOLDERS' EQUITY

  CONVERTIBLE PREFERRED STOCK


                                                                          DECEMBER 31,
                                                                    ------------------------     JUNE 30,
                                                                       1997         1998           1999
                                                                       -----        -----     ---------------
                                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                                                (UNAUDITED)
Series A, $0.001 par value; 418 shares designated, issued and
  outstanding.....................................................   $      --    $      --      $      --
Series B, $0.001 par value; 1,713 shares designated, issued and
  outstanding.....................................................           2            2              2
Series C, $0.001 par value; 2,018 shares designated, 1,996 issued
  and outstanding.................................................           2            2              2
Series D, $0.001 par value; 520 shares designated, issued and
  outstanding.....................................................          --           --             --
Series E, $0.001 par value; 3,979 shares designated, issued and
  outstanding.....................................................           4            4              4
Series F, $0.001 par value; 1,581 shares designated, 1,286 issued
  and outstanding.................................................           2            2              2
                                                                           ---          ---            ---
                                                                     $      10    $      10      $      10
                                                                           ---          ---            ---
                                                                           ---          ---            ---


    The holders of the outstanding Series A, Series B, Series C, Series D, Series E and Series F preferred stock are entitled to annual dividends of $0.198, $0.0246, $0.384, $0.384, $0.42 and $0.696 per share, respectively, when and if declared by the Board of Directors. Such dividends are payable prior to any payment of dividends on the shares of common stock. No dividends have been declared or paid as of December 31, 1998.

                             QUICKLOGIC CORPORATION

NOTE 5--STOCKHOLDERS' EQUITY (CONTINUED)
    In the event of liquidation, dissolution or winding up of the Company, the holders of Series F preferred stock are entitled to receive $6.96 per share plus declared but unpaid dividends thereon, prior to any distribution to holders of Series A, Series B, Series C, Series D and Series E preferred stock and holders of common stock. The holders of Series A, Series B, Series C, Series D and Series E preferred stock are entitled to receive $1.998, $2.478, $3.84, $3.84 and $4.20 per share, respectively, plus declared but unpaid dividends thereon, prior to any distribution to holders of common stock. As of December 31, 1998, the liquidation preference of Series A, Series B, Series C, Series D, Series E and Series F preferred stock is approximately $40.4 million.

    Each share of preferred stock is convertible at the option of the holder into one share of common stock, subject to adjustment for dilutive events, as defined. Each share of preferred stock will be automatically converted into common stock upon the earlier of, (i) closing of an underwritten public offering of the Company's common stock, the aggregate gross proceeds of which exceed $15 million, at a per share issuance price of at least $19.98 or (ii) upon the vote or written consent of holders of at least two-thirds of the total number of shares of Series A, Series B, Series C, Series D, Series E and Series F preferred stock then outstanding.

    The holders of the preferred shares have voting rights equivalent to the number of common shares into which the preferred shares are convertible. The Company must obtain the approval of at least two-thirds of the holders of such outstanding preferred shares, voting together as a single class, to alter the preferences, rights or privileges of the preferred stock; create a new class of stock having preference over the Series A, Series B, Series C, Series D, Series E and Series F preferred stock, or increase the authorized number of shares of Series A, Series B, Series C, Series D, Series E or Series F preferred stock.

    In January 1992, in conjunction with the issue of Series C preferred stock, the Company issued warrants to purchase 21,875 shares of Series C preferred stock at $3.84 per share. The warrants expired unexercised in January 1999.

  COMMON STOCK

    In March 1997, in conjunction with the issuance of Series F preferred stock, the Company authorized an additional 20,000,000 shares of common stock for a total authorized amount of 105,000,000 shares of common stock.

NOTE 6--INCOME TAXES

    No provision for federal or state income taxes has been recorded for the years ended December 31, 1996 and 1997 as the Company incurred operating losses during these periods. No provision for federal or state income taxes has been recorded for the year ended December 31, 1998 and the six-month period ended June 30, 1999 (unaudited) as the Company had the ability to utilize federal and state net operating loss carryforwards.

                             QUICKLOGIC CORPORATION

NOTE 6--INCOME TAXES (CONTINUED)
    A rate reconciliation between income tax provisions at the US federal statutory rate and the effective rate reflected in the Statement of Operations is as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                               -------------------------------
                                                                                 1996       1997       1998
                                                                               ---------  ---------  ---------
Provision at statutory rate..................................................        (34)%      (34)%        34
Utilization of operating loss and credit carryforwards.......................         --         --        (34)
Future benefit of deferred tax assets not recognized.........................         34         34         --
                                                                               ---------  ---------  ---------
                                                                                     --%         --%        --%
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

    The Company did not have any significant foreign tax liability during the periods presented.

    Deferred tax balances are comprised of the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1997       1998
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforward........................................  $   7,252  $  15,728
  Contract termination charge............................................      7,389         --
  Accruals and reserves..................................................      7,509      5,970
  Credit carryforward....................................................      1,951      2,351
  Capitalized research and development...................................        449        633
                                                                           ---------  ---------
                                                                              24,550     24,682
Valuation allowances.....................................................    (24,550)   (24,682)
                                                                           ---------  ---------
Deferred tax asset.......................................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

    Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and uncertainty regarding market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets in future periods.

    At December 31, 1998, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $44 million and $21 million, respectively. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will expire in the years 1999 through 2013.

                             QUICKLOGIC CORPORATION

NOTE 6--INCOME TAXES (CONTINUED)

    Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. Since inception, the Company believes cumulative changes in ownership have invoked the loss carryforward deduction limitation under IRC Section382. However, the Company believes that such limitations will not have a material effect on the future utilization of the losses.

NOTE 7--EMPLOYEE AND DIRECTOR BENEFIT PLANS

 1989 STOCK OPTION PLAN

    In July 1996, the 1989 Stock Plan (the "Plan") was amended to allow options to be exercised prior to vesting. Unvested shares are deposited to an escrow agent and the Company has a right to repurchase unvested shares at the original issuance price if the employee is terminated. In April 1999, an additional 1,333,000 shares were authorized for issuance. The Plan provides for the issuance of incentive and nonqualified options for the purchase of up to 4,617,000 shares of Common Stock. Options may be granted to employees, directors and consultants to the Company. The fair value of the Company's common stock was determined by the Board of Directors considering operating results, current legal developments, product life cycle, general market conditions, independent valuations and other relevant factors.

    The following table summarizes all of the Company's stock option activity and related weighted average exercise price for each of the years ended December 31, 1996, 1997 and 1998 and the six month period ended June 30, 1999:

                                                                                       WEIGHTED
                                                                                        AVERAGE
                                                                         OPTIONS       EXERCISE
                                                                       OUTSTANDING       PRICE
                                                                     ---------------  -----------
                                                                     (IN THOUSANDS)
Balance at December 31, 1995.......................................         1,373      $    0.60
  Granted..........................................................           369           0.84
  Canceled.........................................................          (233)          0.60
  Exercised........................................................          (225)          0.54
                                                                            -----
Balance at December 31, 1996.......................................         1,284           0.66
  Granted..........................................................         1,636           4.53
  Canceled.........................................................          (558)          5.30
  Exercised........................................................          (356)          0.88
                                                                            -----
Balance at December 31, 1997.......................................         2,006           2.49
  Granted..........................................................         1,151           4.50
  Canceled.........................................................          (703)          3.26
  Exercised........................................................           (89)          1.30
                                                                            -----
Balance at December 31, 1998.......................................         2,365           3.26
  Granted (unaudited)..............................................           395           5.41
  Canceled (unaudited).............................................          (186)          4.33
  Exercised (unaudited)............................................           (25)          2.31
                                                                            -----
Balance at June 30, 1999 (unaudited)...............................         2,549           3.55
                                                                            -----
                                                                            -----

                             QUICKLOGIC CORPORATION

NOTE 7--EMPLOYEE AND DIRECTOR BENEFIT PLANS (CONTINUED)
    As of December 31, 1998, 223,000 shares were available for grant, 18,000 unvested shares had been exercised and remain subject to the Company's buyback rights and options to purchase 1,601,000 shares were vested.

    On October 20, 1997, the Company repriced options to purchase 316,000 shares of common stock that were issued to employees at exercise prices of $6.00 to $9.00 between April and September 1997 to an exercise price of $4.50. The original vesting terms of these options remained unchanged.

    Related weighted average exercise price and contractual life information at December 31, 1998 are as follows:

                         OPTIONS WITH                             OUTSTANDING AND       REMAINING
                     EXERCISE PRICES OF:                        EXERCISABLE SHARES    LIFE (YEARS)
--------------------------------------------------------------  -------------------  ---------------
                                                                  (IN THOUSANDS)
$0.30.........................................................              15                1.1
$0.60.........................................................             450                6.0
$0.90.........................................................             110                7.8
$1.80.........................................................              10                8.1
$3.00.........................................................             426                8.1
$4.50.........................................................           1,354                9.3
                                                                         -----
                                                                         2,365
                                                                         -----
                                                                         -----

    The weighted average estimated grant date fair values, as defined by SFAS 123, for options granted during 1996, 1997 and 1998 was $3.18, $2.52 and $1.02 per option, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

    The following weighted average assumptions are included in the estimated grant date fair value calculations for grants in 1996, 1997 and 1998:

                                                                               DECEMBER 31,
                                                                      -------------------------------
                                                                        1996       1997       1998
                                                                      ---------  ---------  ---------
Expected life (years)...............................................        5.0        5.3        5.3
Risk-free interest rate.............................................       6.05%      6.20%      4.99%
Volatility..........................................................         --         --         --
Dividend yield......................................................         --         --         --

                             QUICKLOGIC CORPORATION

NOTE 7--EMPLOYEE AND DIRECTOR BENEFIT PLANS (CONTINUED)
    Had the Company recorded compensation cost based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans, the Company's pro forma net loss would have been as follows for the years ended December 31, 1996, 1997 and 1998:

                                                                          DECEMBER 31,
                                                                --------------------------------
                                                                  1996        1997       1998
                                                                ---------  ----------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                                            AMOUNTS)
Pro forma net loss............................................  $  (3,676) $  (33,953) $    (663)

Pro forma net loss per share:
  Basic.......................................................  $   (4.76) $   (10.51) $   (0.16)
  Diluted.....................................................  $   (4.76) $   (10.51) $   (0.16)

 DEFERRED COMPENSATION

    During the year ended December 31, 1996, 1997, 1998 and the six months ended June 30, 1999, the Company granted options and recorded related deferred compensation of $851,000, $1,890,000, $204,000 and $332,000 (unaudited), respectively, net of reversals associated with unvested shares of terminated employees. Such deferred compensation is being amortized ratably over the vesting period of the options.

NOTE 8--RELATED PARTY TRANSACTIONS

 TECHNOLOGY DEVELOPMENT AND FOUNDRY SUPPLY AGREEMENT

    In October 1992, in conjunction with the issuance of Series D preferred stock, the Company entered into a Technical Transfer, Joint Development License and Foundry Supply Agreement (the "Existing Agreement") with Cypress Semiconductor Corporation ("Cypress"). Cypress owns 100% of the Company's Series D preferred stock. The agreement provides that the Company and Cypress share processing technologies and licenses to market developed FPGA products and that Cypress guarantees the Company certain wafer start capacity. The Company purchased all of its wafers under this agreement during 1996 and 1997.

    In March 1997, the Company and Cypress terminated the Existing Agreement, and replaced it with a new arrangement whereby the Company's FPGA products will no longer be second sourced by Cypress. In exchange for the termination of the Existing Agreement and the reversion of the rights to the intellectual property developed thereunder to the Company, the Company paid $4.5 million in cash and agreed to issue 3,037,786 shares of Common Stock to Cypress, resulting in a charge of approximately $23.0 million in the first quarter of 1997. The Company's revenue and net income were not measurably enhanced by the termination of the Existing Agreement nor the reversion of the related rights to the Company-developed intellectual property. The 3,037,786 shares of Common Stock were issued to Cypress on April 1, 1998. In addition, the Company granted Cypress certain contractual rights as to the shares of the Company's stock held by Cypress, including the right to sell shares in an initial public offering. The parties also entered into a new foundry agreement and a cross-license agreement.

                             QUICKLOGIC CORPORATION

NOTE 8--RELATED PARTY TRANSACTIONS (CONTINUED)
 NOTES RECEIVABLE FROM STOCKHOLDER

    As of December 31, 1998, the Company had $121,000 of demand promissory notes due from a stockholder. The notes bear interest at rates ranging from 6.7% to 8.5% per annum and are secured by shares of the Company's common stock held by the stockholder.

NOTE 9--MANUFACTURING AGREEMENT

    In July 1997, the Company entered into a manufacturing agreement with Taiwan Semiconductor Manufacturing Company, Ltd. ("TSMC") for a term of three years renewable annually as a rolling three-year agreement. The agreement guarantees certain capacity availability and requires that a minimum percentage of the total number of wafers required by the Company in any one year are purchased from TSMC (excluding wafers purchased from Cypress and certain other wafer requirements), and requires "take or pay" volume commitments twelve months in length based upon usage forecasts supplied by the Company. Obligations are payable in U.S. dollars. However, the purchase price for wafers shall be adjusted for any fluctuation in the New Taiwan Dollar exchange rate greater than 5%. The Company has committed to purchase approximately $2.8 million under this agreement in 1999. Purchases under this agreement totaled $202,000 and $1.0 million in 1997 and 1998, respectively.

NOTE 10--INFORMATION CONCERNING BUSINESS SEGMENTS AND MAJOR CUSTOMERS

 INFORMATION ABOUT GEOGRAPHIC AREAS

    All of the Company's sales are originated in the United States. Shipments to some of the Company's distributors are made to centralized purchasing and distributing locations, which in turn sell through to other locations. As a result of these factors, the Company believes that sales to certain geographic locations might be higher or lower, though accurate data is difficult to obtain.

    The following is a breakdown of revenues by shipment destination for the years ended 1996, 1997 and 1998:

                                                                        DECEMBER 31,
                                                               -------------------------------
                                                                 1996       1997       1998
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
United States................................................  $  17,759  $  16,222  $  15,784
Germany......................................................      2,419      1,451      1,800
Other........................................................      3,580     10,787     12,423
                                                               ---------  ---------  ---------
                                                               $  23,758  $  28,460  $  30,007
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The countries comprising the "other" category include Japan, the UK, Korea and other countries in western Europe and Asia, none of which individually comprise more than 10% of the Company's sales.

    Three customers, distributors of the Company's products, accounted for approximately 27%, 10% and 10% of revenues in 1998. Three customers, distributors of the Company's products, accounted for approximately 20%, 15% and 13% of revenue in 1997. Four customers, distributors of the Company's

                             QUICKLOGIC CORPORATION

NOTE 10--INFORMATION CONCERNING BUSINESS SEGMENTS AND MAJOR CUSTOMERS (CONTINUED) products, accounted for 19%, 14%, 12% and 12% of revenue in 1996. All sales are made from the United States and are denominated in U.S. dollars.

    Less than 10% of the Company's long-lived assets, including property and equipment and other assets, were located outside the United States.

NOTE 11--COMMITMENTS

    The Company leases its primary facility under a noncancelable operating lease which expires in 2003, and includes an option to renew through 2006. The lease is secured by a $300,000 certificate of deposit which matures in 1999. Rent expense for the years ended December 31, 1996, 1997 and 1998 was approximately $358,000, $478,000 and $531,000, respectively.

    The Company also leases certain equipment and leasehold improvements under capital leases which expire in 2003. At December 31, 1998 and 1997, $232,000 of assets acquired under capital leases were included in plant and equipment.

    Future minimum lease commitments, excluding property taxes and insurance, are as follows:

                                                                            OPERATING     CAPITAL
                                                                             LEASES       LEASES
                                                                           -----------  -----------
                                                                                (IN THOUSANDS)
Year Ending December 31,
  1999...................................................................   $     594    $      67
  2000...................................................................         632           67
  2001...................................................................         638           67
  2002...................................................................         664           66
  2003 and thereafter....................................................         590           47
                                                                           -----------       -----
                                                                            $   3,118          314
                                                                           -----------
                                                                           -----------
Less amount representing interest........................................                      (75)
                                                                                             -----
Present value of capital lease obligations...............................                      239
Less current portion.....................................................                      (40)
                                                                                             -----
Long term portion of capital lease obligations...........................                $     199
                                                                                             -----
                                                                                             -----

NOTE 12--LITIGATION SETTLEMENT

    During 1994, Actel Corporation ("Actel"), a competitor of the Company, filed a lawsuit seeking unspecified damages and alleging that the Company's products infringe upon its patents. The Company countersued alleging that Actel's products infringed on the Company's patents. During 1995 and 1996, Actel's suit was amended to include a trade misappropriation claim and additional patent infringement claims. Actel and the Company settled their litigation in August 1998. The Company and Actel have granted each other non-exclusive, royalty free, worldwide, perpetual cross licenses of their existing technology, excluding only certain SRAM technology owned by Actel. The Company has made quarterly payments to Actel since the settlement date. The remainder of the settlement will be paid to Actel immediately after the Company's initial public offering. The agreement also includes certain

                             QUICKLOGIC CORPORATION

NOTE 12--LITIGATION SETTLEMENT (CONTINUED) assignment and adverse monetary provisions in the event of a change in ownership of either party. The accrual of $6.5 million at December 31, 1998 (Note 4) represents the remaining obligation under the settlement.

NOTE 13--SUBSEQUENT EVENTS


    In October 1999 the Company reincorporated in Delaware and, in conjunction with such reincorporation, effected a 6-for-1 reverse stock split (the "Reverse Stock Split") of the Company's preferred stock and common stock. All references to the number of shares of preferred stock, common stock and per share amounts have been retroactively restated in the accompanying financial statements to reflect the effect of the Reverse Stock Split. The Board of Directors also approved a recapitalization that authorized 100 million shares of common stock and ten million shares of undesignated preferred stock.



    The 1999 Stock Plan was adopted by the Board of Directors in August 1999 and was approved by the stockholders in September 1999. The total number of shares of common stock reserved for issuance under this plan is 5,000,000 shares of common stock, the shares of common stock which have been reserved but unissued under the 1989 Stock Option Plan as of the effective date of the initial public offering (736,828 as of September 30, 1999) and any shares returned to the 1989 plan as a result of the termination of options under the 1989 plan. In addition, commencing January 2000, an annual increase will be added to the 1999 stock plan equal to the lesser of 5,000,000 shares or 5% of the outstanding shares on such date. Unlike the 1989 Stock Plan, the 1999 Stock Plan does not allow for the exercise of stock options prior to vesting.



    The 1999 Employee Stock Purchase Plan was adopted by the Board of Directors in August 1999 and was approved by the stockholders in September 1999. The total number of shares of common stock reserved for issuance under this plan is 2,000,000 plus annual increases equal to the lesser of 1,500,000 shares or 4% of the outstanding shares on such date.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by QuickLogic in connection with the sale of the Common Stock being registered hereby, other than underwriting commissions and discounts. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

SEC Registration Fee............................................  $  21,315
NASD Filing Fee.................................................      8,167
Nasdaq National Market Listing Fee..............................     95,000
Blue Sky Fees and Expenses......................................      5,000
Printing and Engraving Expenses.................................    200,000
Legal Fees and Expenses.........................................    375,000
Accounting Fees and Expenses....................................    275,000
Transfer Agent and Registrar Fees...............................     10,000
Miscellaneous...................................................     10,518
                                                                  ---------
  Total.........................................................  $1,000,000
                                                                  ---------
                                                                  ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article IX of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

    Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

    The Registrant intends to enter into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

    The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

    See also the undertakings set out in response to Item 17 herein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    Since October 1, 1996, the Registrant has issued and sold the following securities:



    1. From October 1, 1996 through September 30, 1999, the Registrant issued and sold 595,945 shares of Common Stock to employees of the Registrant at prices ranging from $0.90 to $6.00 per share upon exercise of stock options pursuant to Registrant's 1989 Stock Option Plan, as amended.


    2. On November 27, 1996 and January 24, 1997, the Registrant issued and sold to 65 private investors an aggregate of 1,286,020 shares of Series F Preferred Stock at a purchase price per share of Common Stock of $6.96.

    3. On March 29, 1997, the Registrant agreed to issue an aggregate of 3,037,786 shares of Common Stock to Cypress Semiconductor Corporation as partial consideration for the termination of the Existing Agreement and the reversion to the Company of certain intellectual property rights developed thereunder.

    The above share and dollar amounts reflect the 6 for 1 reverse stock split to be effected upon the reincorporation of the Company in Delaware. The sales of the above securities were deemed to be exempt from registration under the Securities Act, with respect to item 2 above in reliance on Regulation D promulgated under Section 4(2) of the Securities Act, with respect to item 3 above in reliance on Section 4(2) of the Securities Act, and with respect to item 1 above Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS


   1.1**   Form of Underwriting Agreement.

   3.1**   Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to
             be effective upon closing of the offering.

   3.2**   Bylaws of the Registrant (Delaware) to be effective upon closing of the offering.

   4.1     Specimen Common Stock certificate of the Registrant.

   5.1**   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

  10.1**   Form of Indemnification Agreement for directors and executive officers.

  10.2**   1999 Stock Plan and form of Option Agreement thereunder.

  10.3**   1999 Employee Stock Purchase Plan.

  10.4**   1989 Stock Option Plan.

  10.5**   Series F Preferred Stock Purchase Agreement dated November 27, 1996 and January
             24, 1997 by and among the Registrant and the Purchasers named therein.

  10.6+**  Termination Agreement dated March 29, 1997 between the Registrant and Cypress
             Semiconductor Corporation.

  10.7**   Cross License Agreement dated March 29, 1997 between the Registrant and Cypress
             Semiconductor Corporation.

  10.8+**  Wafer Fabrication Agreement March 29, 1997 between the Registrant and Cypress
             Semiconductor Corporation.

  10.9**   Sixth Amended and Restated Shareholder Agreement dated March 29, 1997 by and among the Registrant, Cypress Semiconductor Corporation and certain stockholders.

  10.10**  Sixth Amended and Restated Registration Rights Agreement dated March 29, 1997 by and among the Registrant, Cypress and certain stockholders.

  10.11**  Technical Transfer, Joint Development License and Foundry Supply Agreement, dated
             October 2, 1992, between the Registrant and Cypress.

  10.12**  Lease dated June 17, 1995, as amended, between Kairos, LLC and Moffet Orchard
             Investors as Landlord and the Registrant for the Registrant's facility located in Sunnyvale, California.

  10.13**  Business Loan Agreement dated August 9, 1995 between the Registrant and Silicon
             Valley Bank, as amended.

  10.14**  Loan and Security Agreement dated August 8, 1996 between the Registrant and
             Silicon Valley Bank, as amended.

  10.15**  Export-Import Bank Loan and Security Agreement dated August 8, 1996 between the
             Registrant and Silicon Valley Bank.

  10.16**  First Amended and Restated Common Stock Purchase Agreement dated June 13, 1997 between the Registrant and Cypress.

  10.17+   Take or Pay Agreement dated July 21, 1997 between the Registrant and Taiwan
             Semiconductor Manufacturing Company, Ltd.

 10.18+**  Patent Cross License Agreement, dated August 25, 1998, between the Registrant and
             Actel Corporation.

  16.1**   Letter of Deloitte & Touche LLP, Independent Accountants, dated July 28, 1997 regarding change in certifying accountant.

  21.1     Subsidiary of the Registrant

  23.1     Consent of Independent Accountants.

  23.2**   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit
             5.1).

  24.1**   Power of Attorney.

  27.1**   Financial Data Schedule.


---------

*   Documents to be filed by amendment.

**  Previously filed.

+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.

    (b) FINANCIAL STATEMENT SCHEDULES

                                                                                                                INDEX
                                                                                                             -----------
Report of Independent Accountants on Financial Statement Schedules.........................................         S-1
Schedule II - Valuation and Qualifying Accounts--Allowance for Doubtful Accounts...........................         S-2
Schedule II - Valuation and Qualifying Accounts--Sales Return and Allowance Reserve........................         S-3

    All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the Registrant or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on the October 11, 1999.


                                QUICKLOGIC CORPORATION

                                By:             /s/ E. THOMAS HART*
                                     -----------------------------------------
                                                   E. Thomas Hart
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated:


         SIGNATURE                      TITLE                    DATE
----------------------------  --------------------------  -------------------

                              President, Chief Executive
    /s/ E. THOMAS HART*         Officer and Director
----------------------------    (Principal Executive       October 11, 1999
       E. Thomas Hart           Officer)

                              Vice President, Finance,
   /s/ ARTHUR O. WHIPPLE        Chief Financial Officer
----------------------------    and Secretary (Principal   October 11, 1999
     Arthur O. Whipple          Financial Officer)

----------------------------  Director
     Irwin B. Federman

     /s/ HUA-THYE CHUA*
----------------------------  Director                     October 11, 1999
       Hua-Thye Chua

   /s/ DONALD P. BEADLE*
----------------------------  Director                     October 11, 1999
      Donald P. Beadle

  /s/ MICHAEL J. CALLAHAN*
----------------------------  Director                     October 11, 1999
    Michael J. Callahan

    By:    /s/ ARTHUR O.
          WHIPPLE
----------------------------
       Arthur O. Whipple
       ATTORNEY-IN-FACT

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                         FINANCIAL STATEMENT SCHEDULES

To the Board of Directors
of QuickLogic Corporation

Our audits of the consolidated financial statements as of December 31, 1997 and 1998 and for the three years then ended referred to in our report dated June 7, 1999 appearing on page F-2 of the consolidated financial statements in this Registration Statement on Form S-1 also included an audit of the Financial Statement Schedules listed in Item 16(b) in this Registration Statement on Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 7, 1999

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                             QUICKLOGIC CORPORATION
                                 (in thousands)

                                                                            ADDITIONS
                                                                 --------------------------------
                                                                                    CHARGED TO
                                                   BALANCE AT      CHARGED TO          OTHER
                                                    BEGINNING       COSTS AND        ACCOUNTS-       DEDUCTIONS-      BALANCE AT
DESCRIPTION                                         OF PERIOD       EXPENSES         DESCRIBE         DESCRIBE       END OF PERIOD
------------------------------------------------  -------------  ---------------  ---------------  ---------------  ---------------
Year ended December 31, 1998:
  Reserves and allowances deducted from asset
  accounts; Allowance for Doubtful Accounts         $     226              29               --              (10)       $     245

Year ended December 31, 1997:
  Reserves and allowances deducted from asset
  accounts; Allowance for Doubtful Accounts         $     105             121               --               --        $     226

Year ended December 31, 1996:
  Reserves and allowances deducted from asset
  accounts; Allowance for Doubtful Accounts         $     160               5               --              (60)       $     105

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                             QUICKLOGIC CORPORATION
                                 (in thousands)


                                                                         ADDITIONS
                                                               ------------------------------
                                                                                CHARGED TO
                                                  BALANCE AT    CHARGED TO         OTHER
                                                   BEGINNING     COSTS AND       ACCOUNTS-     DEDUCTIONS-   BALANCE AT
DESCRIPTION                                        OF PERIOD     EXPENSES        DESCRIBE       DESCRIBE    END OF PERIOD
------------------------------------------------  -----------  -------------  ---------------  -----------  -------------
Year ended December 31, 1998:
  Reserves and allowances deducted from asset
  accounts; Sales Return and Allowance Reserve     $   2,402         5,002              --         (4,377)    $   3,027

Year ended December 31, 1997:
  Reserves and allowances deducted from asset
  accounts; Sales Return and Allowance Reserve     $   1,979         5,880              --         (5,457)    $   2,402

Year ended December 31, 1996:
  Reserves and allowances deducted from asset
  accounts; Sales Return and Allowance Reserve     $     522         3,245              --         (1,788)    $   1,979

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER                                                 DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
   1.1**    Form of Underwriting Agreement.

   3.1**    Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to be effective upon closing of the offering.

   3.2**    Bylaws of the Registrant (Delaware) to be effective upon closing of the offering.

   4.1      Specimen Common Stock certificate of the Registrant.

   5.1**    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

  10.1**    Form of Indemnification Agreement for directors and executive officers.

  10.2**    1999 Stock Plan and form of Option Agreement thereunder.

  10.3**    1999 Employee Stock Purchase Plan.

  10.4**    1989 Stock Option Plan.

  10.5**    Series F Preferred Stock Purchase Agreement dated November 27, 1996 and January 24, 1997 by and among the Registrant and the Purchasers named therein.

  10.6+**   Termination Agreement dated March 29, 1997 between the Registrant and Cypress Semiconductor
              Corporation.

  10.7**    Cross License Agreement dated March 29, 1997 between the Registrant and Cypress Semiconductor
              Corporation.

  10.8+**   Wafer Fabrication Agreement March 29, 1997 between the Registrant and Cypress Semiconductor
              Corporation.

  10.9**    Sixth Amended and Restated Shareholder Agreement dated March 29, 1997 by and among the Registrant,
              Cypress Semiconductor Corporation and certain stockholders.

  10.10**   Sixth Amended and Restated Registration Rights Agreement dated March 29, 1997 by and among the
              Registrant, Cypress and certain stockholders.

  10.11**   Technical Transfer, Joint Development License and Foundry Supply Agreement, dated October 2, 1992, between the Registrant and Cypress.

  10.12**   Lease dated June 17, 1995, as amended, between Kairos, LLC and Moffet Orchard Investors as Landlord and the Registrant for the Registrant's facility located in Sunnyvale, California.

  10.13**   Business Loan Agreement dated August 9, 1995 between the Registrant and Silicon Valley Bank, as amended.

  10.14**   Loan and Security Agreement dated August 8, 1996 between the Registrant and Silicon Valley Bank, as amended.

  10.15**   Export-Import Bank Loan and Security Agreement dated August 8, 1996 between the Registrant and Silicon
              Valley Bank.

  10.16**   First Amended and Restated Common Stock Purchase Agreement dated June 13, 1997 between the Registrant and Cypress.

  10.17+    Take or Pay Agreement dated July 21, 1997 between the Registrant and Taiwan Semiconductor
              Manufacturing Company, Ltd.

  10.18+**  Patent Cross License Agreement, dated August 25, 1998, between the Registrant and Actel Corporation.

  16.1**    Letter of Deloitte & Touche LLP, Independent Accountants, dated July 28, 1997 regarding change in certifying accountant.

  21.1      Subsidiary of the Registrant

 EXHIBIT
  NUMBER                                                 DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
  23.1      Consent of Independent Accountants.

  23.2**    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

  24.1**    Power of Attorney.

  27.1**    Financial Data Schedule.


---------

*   Documents to be filed by amendment.

**  Previously filed.

+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.